DeVry

DeVry Inc. 2003 Annual Report

DeVry University ◦ Ross University ◦ Becker Professional Review

ONE OF THE WORLD'S LARGEST PUBLICLY HELD HIGHER EDUCATION COMPANIES, DEVRY INC. IS THE HOLDING COMPANY FOR DEVRY UNIVERSITY, ROSS UNIVERSITY AND BECKER PROFESSIONAL REVIEW.

Mission Statements

DeVry University

The mission of DeVry University is to foster student learning through high-quality, career-oriented undergraduate and graduate programs in technology, business and management. The university delivers its programs at campuses, centers and online to meet the needs of a diverse and geographically dispersed student population.

Ross University

The mission of Ross University is to prepare highly dedicated students to become effective, successful veterinarians or physicians in the United States.

Becker Professional Review

The mission of Becker Professional Review is to help candidates pursuing professional careers to successfully prepare for certification exams. This is accomplished by providing superior training programs and materials in formats responsive to students' learning and service needs.

Values

In striving to accomplish our missions, we adhere to the following values, reflecting the standards of service and conduct to which we have committed ourselves.

Continuous Improvement

We seek to continually improve individual and group performance in all aspects of our work.

Individual Worth

We believe in the dignity and worth of each individual and strive to treat everyone with fairness and respect.

Superior Customer Service

We believe in the importance of each customer and seek to satisfy customer expectations – and to do so in a helpful, caring manner.

High Standards of Performance

We believe that superior company performance requires from each of us a commitment to integrity, teamwork, individual responsibility and doing our personal best.

FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except for Per Share Amounts)

YEAR ENDED JUNE 30,	2003	2002	% Change
OPERATING RESULTS:			
Revenues	$679,579	$648,134	5%
Earnings Before Interest and Taxes (EBIT)	87,737	111,436	-21%
EBIT as a Percent of Revenues	12.9%	17.2%	-25%
Net Income	61,148	67,055	-9%
Earnings Per Common Share–Diluted	0.87	0.95	-8%
FINANCIAL POSITION:			
Land, Buildings and Equipment, Net	285,354	257,627	11%
Total Assets	856,644	467,628	83%
Funded Debt	290,000	–0–	N/A
Shareholders' Equity	415,667	353,546	18%
OTHER SELECTED DATA:			
Cash Provided by Operating Activities	98,251	115,323	-15%
Capital Expenditures	43,762	85,873	-49%
DeVry University Spring Term			
Student Enrollment	54,819	56,135	-2%

SHAREHOLDER INFORMATION:	2003		2002	
Quarterly Common Stock Prices:	High	Low	High	Low
First Quarter	$23.45	$17.37	$40.25	$29.81
Second Quarter	19.25	12.10	36.39	22.75
Third Quarter	20.05	15.90	34.76	26.62
Fourth Quarter	26.38	18.50	32.15	22.65

REVENUES
IN MILLIONS



$
700
600
500
400
300
200
100
$201.8
$219.0
$248.7
$295.8
$340.8
$406.3
$490.6
$568.3
$648.1
$679.6
94 95 96 97 98 99 00 01 02 03
YEAR ENDING JUNE 30

NET INCOME
IN MILLIONS



$
70
60
50
40
30
20
10
0
$12.2
$14.9
$19.2
$24.2
$30.7
$38.8
$47.8
$57.8
$67.1
$61.1
94 95 96 97 98 99 00 01 02 03
YEAR ENDING JUNE 30


> Dennis J. Keller
> Ronald L. Taylor

DEAR FELLOW SHAREHOLDER:

The 2003 fiscal year at DeVry Inc. was distinguished by a series of initiatives to address the challenges of the lingering technology recession and to position DeVry for solid, long-term growth. These initiatives include diversification of our curriculum, expanded access to degree programs both onsite and online, reductions in operating expenses and a new marketing campaign. In addition, we significantly strengthened our management team and promoted several managers into positions of broader responsibility. As the year ended, there were clear indications that these initiatives were beginning to produce modest gains in undergraduate enrollments at DeVry University.

We are pleased by our recent progress but we expect that it will take some time for the full benefits of our actions to be realized. Enrollments in the U.S. improved in the third and fourth quarters of fiscal 2003 and we are confident this trend will continue in fiscal 2004. Nonetheless, total enrollments during fiscal 2004 will continue to be negatively affected as prior new student enrollment shortfalls influence our continuing student numbers.

Total revenue for the fiscal year ended June 30, 2003, was $679.6 million, an increase of 4.9 percent from $648.1 million a year ago. Net income for the year was $61.1 million, a decrease of 8.8 percent from $67.1 million in 2002. Earnings per share were $0.87, compared to $0.95 in 2002. The company generated cash flow from operating activities of $98.3 million for the year.

ROSS UNIVERSITY Our most significant undertaking this fiscal year, one that we believe offers excellent long-term value to DeVry and its shareholders, was the acquisition of Ross University, completed in May 2003. Ross awards medical doctor and doctor of veterinary medicine degrees and gives DeVry an immediate, high-level entry into the rapidly growing healthcare field. Founded in 1978, Ross has become one of the largest medical and veterinary schools in the world.

As a leading player in the proprietary post-secondary education industry, providing excellent medical and veterinary medical education, Ross utilizes the same model of medical education as major U.S. universities. With its focus on student success, Ross University School of Medicine has established an excellent graduate residency placement record, while the Ross University School of Veterinary Medicine has an enviable reputation for producing highly skilled clinical veterinarians.

Students attending Ross complete their basic science curriculum at one of two campuses in the Caribbean before undertaking clinical rotations at teaching hospitals across the United States. Enrollment at Ross University reached a record high of 2,852 students in the May 2003 term.

We are excited about the opportunities that exist by bringing Ross' proven medical science expertise together with DeVry University's strength in technology, business and management. Over the coming year, we will introduce a number of initiatives to further enhance the Ross business model and use the DeVry marketing structure to further expand our healthcare offerings.

DEVRY UNIVERSITY To respond to our students' preference for convenient locations and educational formats, we further expanded the DeVry University Center (DVUC) delivery model this year. DVUCs add undergraduate programs for working adults to the proven Keller Graduate School of Management (KGSM) delivery model. These centers are strategically located to serve large numbers of adult students and are housed in capital and space-efficient leased facilities. In fiscal 2003, we opened three new DVUCs that serve both undergraduate and graduate students, one each in Plano, Texas; Valley Forge, Pennsylvania; and the Cobb-Galleria area of Atlanta, Georgia. In April 2003, we opened a new center in Manhattan that currently serves graduate students. Thus far in fiscal 2004, new DVUCs have opened in Indianapolis, Indiana; Las Vegas, Nevada; Pittsburgh, Pennsylvania; and Portland, Oregon.

DeVry also converted 13 existing KGSM centers to the DVUC format during fiscal 2003, bringing the total number of DVUCs to 38 at year-end. We also enhanced the delivery model in response to our experience at the first DVUC, which opened in Chicago in 2001. As a result of its downtown location in a major market, this center is now serving about 1,000 students–almost twice as many as most DVUCs. For similar locations in other major markets, we have developed an expanded DVUC model that will serve approximately 1,200 students.

The result is that we now have four delivery models at DeVry University: 25 traditional large campuses that serve up to 3,500 students each; three expanded DVUCs with capacity for 1,200 students each; 39 DVUCs enrolling up to 600 students each; and DeVry University Online, which provides location- and time-independent educational programs to a rapidly growing number of students. Together, these delivery models currently provide efficient high-quality education to more than 52,000 graduate and undergraduate students.

The changes to our delivery model have been especially well received by our business students, with enrollments at KGSM increasing 15 to 20 percent. Enrollments in our undergraduate business degree programs have increased more than 50 percent from 2002 and currently comprise 29 percent of our total undergraduate population.

Throughout fiscal 2003, DeVry University continued to enhance its educational offerings in response to economic and employment trends. Earlier in the year, we added new concentrations to our bachelor of science in business administration degree program, including human resource management, health services management and small business management/entrepreneurship, and we began offering a graduate certificate in educational management as well as a graduate level concentration in information security.

In July 2003, we began offering two new bachelor's degree programs—in biomedical engineering technology and biomedical informatics—and one new associate degree program in health information technology. These new programs were piloted at a limited number of campuses, but we plan to expand them to other sites, pending state approvals.

Following approval in January 2003 by the North Central Association to offer all of our degree programs in an online format, we further expanded our online offerings to meet the needs of adult learners. DeVry University Online now offers four undergraduate and seven graduate degree programs. We are pleased by the growth of our online operations, with student enrollments increasing dramatically in fiscal 2003. Utilizing the power of the Internet should provide many opportunities for DeVry in the future, as more students select the convenience and flexibility afforded by this delivery method.

As DeVry continues to grow and evolve as a university, we have decided to phase out our operations at DeVry's Toronto campus, where we have been unable to offer academic degrees to appropriately credential our students. In September 2003, the company signed a letter with RCC College of Technology, which would allow DeVry to exit the market while allowing current DeVry students to complete their studies.

BECKER PROFESSIONAL REVIEW Fiscal 2003 was a record year for Becker Professional Review. Revenues in the professional and training segment of our business increased 15.3 percent. Enrollment reached more than 45,000 students in fiscal 2003. In addition, consolidation of a number of student services resulted in substantial cost savings and improved efficiency.

CORPORATE INITIATIVES Two significant appointments in fiscal 2003 added to our management depth. The acquisition of Ross University in May 2003 brought DeVry the experience and skills of Timothy Foster and his management team. Tim will continue as president of Ross University and will also serve as executive vice president of DeVry Inc., working with the DeVry management team to integrate new medical science education offerings into other programs. Earlier in the year, Daniel Hamburger was appointed executive vice president of DeVry Inc., with a special focus on promoting and expanding our online operations. In addition, Daniel leads the Becker Professional Review division and DeVry University's Center for Corporate Education, which provides a variety of training and educational programs to client companies.

This year, board member Robert E. King retired. Bob served DeVry with distinction for 15 years. We were deeply saddened by the deaths of Ewen Akin, a member of our board for five years, and John Anagnost, who served DeVry for 57 years as provost and faculty member. We will miss them both.

LOOKING TO THE FUTURE The changes that we have made this year, including the acquisition of Ross University and the continued enhancement of our DeVry University Center model and online offerings, position us well for the recovering economy. We are confident that technology will again take its place as the driving force in the economy and will benefit our students and shareholders.

The degrees and credentials our graduates earn are marks of professional excellence that last a lifetime. It is this reputation that we seek to protect and build upon in each and every action we take. As always, we thank our shareholders for their support.

Dennis J. Keller
Chairman and Co-Chief Executive Officer

Ronald L. Taylor
President and Co-Chief Executive Officer

Programs

United States

Master's Degree Programs

- Accounting and Financial Management
- Business Administration*
- Human Resource Management
- Information Systems Management
- Project Management
- Public Administration
- Telecommunications Management

Bachelor's Degree Programs

- Biomedical Engineering Technology
- Biomedical Informatics
- Business Administration
- Computer Engineering Technology**
- Computer Information Systems
- Electronics Engineering Technology
- Information Technology
- Network and Communications Management
- Technical Management

Associate Degree Programs

- Electronics and Computer Technology***
- Health Information Technology
- Network Systems Administration

Canada (Calgary only)

Bachelor's Degree Programs

- Business Operations
- Computer Engineering Technology
- Computer Information Systems
- Electronics Engineering Technology
- Information Technology

Programs and degrees vary by location.

* Associate degree in New Jersey
** Computer Technology in New York
*** Diploma in New Jersey

Accreditation

United States

DeVry University is accredited by The Higher Learning Commission and is a member of the North Central Association.

Eligible Electronics Engineering Technology programs are accredited by the Technology Accreditation Commission of the Accreditation Board for Engineering and Technology.

Canada

The Electronics Engineering Technology and Electronics and Computer Technology programs are accredited by the Canadian Technology Accreditation Board.

DeVry Calgary is accredited by the Government of Alberta to award the following degrees: Bachelor of Technology in Computer Information Systems, Bachelor of Technology in Electronics Engineering Technology and Bachelor of Business Operations. The DeVry Calgary Computer Engineering Technology and Information Technology programs fall under the accreditation of DeVry University, Phoenix, Arizona.

Operating Locations

DeVry University	Campuses: Undergraduate Programs	Campuses: Graduate Programs	Centers: Undergraduate Programs	Centers: Graduate Programs
UNITED STATES				
ARIZONA				
Mesa			■	■
Phoenix	■	■		
Scottsdale				■
CALIFORNIA				
Fremont	■	■		
Irvine			■	■
Long Beach	■	■		
Pomona	■	■		
San Diego			■	■
San Francisco			■	■
West Hills	■	■		
COLORADO				
Colorado Springs	■	■		
Westminster	■			
Denver/Interlocken				■
FLORIDA				
Miami			■	■
South Florida	■	■		
Orlando	■	■		
Orlando (North center)				■
Tampa Bay			■	■
GEORGIA				
Alpharetta	■	■		
Atlanta - Buckhead			■	■
Atlanta - Cobb/Galleria			■	■
Atlanta - Perimeter			■	■
Decatur	■	■		
Duluth/Gwinnett			■	■
ILLINOIS				
Addison	■			
Chicago (campus)	■			
Chicago (Loop center)			■	■
Chicago (O'Hare center)			■	■
Elgin				■
Lincolnshire				■
Naperville			■	■
Oak Brook			■	■
Schaumburg				■
Tinley Park	■	■		
INDIANA				
Indianapolis			■	■
Merrillville			■	■
MARYLAND				
Bethesda			■	■
MISSOURI				
Kansas City (campus)	■			
Kansas City (Downtown center)			■	■
Kansas City (South center)				■
St. Louis (Downtown center)				■
St. Louis (West center)			■	■
NEVADA				
Las Vegas			■	■
NEW JERSEY				
North Brunswick	■			
NEW YORK				
Long Island City	■ ❶	■ ❶		
Manhattan				■ ❶
NORTH CAROLINA				
Charlotte			■	■
OHIO				
Cleveland (Downtown center)			■	■
Cleveland (Rockside center)			■	■
Columbus (campus)	■	■		
Columbus (Polaris)			■	■
OREGON				
Portland			■	■
PENNSYLVANIA				
Fort Washington	■	■		
Pittsburgh			■	■
Valley Forge			■	■
TEXAS				
Irving	■	■		
Houston (campus)	■	■		
Houston – Galleria			■	■
Plano			■	■
VIRGINIA				
Arlington	■	■		
Tysons Corner				■
WASHINGTON				
Bellevue			■	■
Federal Way	■	■		
WISCONSIN				
Milwaukee			■	■
Waukesha				■
CANADA				
ALBERTA				
Calgary	■ ❶			
ONTARIO				
Mississauga	■ ❷			

Totals

25 campuses offer undergraduate programs; 18 of these campuses also offer graduate programs. There are 42 stand-alone centers; 31 of these offer undergraduate and graduate programs.

DeVry University has 67 total locations.
Undergraduate programs are offered at 56 of the 67 DeVry University sites.
Graduate programs are offered at 60 of the 67 DeVry University sites.

Footnotes

❶ DeVry University operates as DeVry Institute of Technology and Keller Graduate School of Management

❷ DeVry University operates as DeVry College of Technology

Operating Locations continued

Becker Professional Review

Antigua
Austria
Bahamas
Bahrain
Barbados
Bermuda
Brazil
Canada
China
Cyprus
Egypt
England
Germany
Greece
Guyana
Hong Kong
India
Indonesia
Israel
Jamaica
Japan
Jordan
Kazakhstan
Kuwait
Lebanon
Malaysia
Oman
Philippines
Qatar
Russia
Saudi Arabia
Singapore
South Korea
St. Lucia
Syria
Taiwan
Thailand
Tortola
Trinidad and Tobago
Turkey
Ukraine
United Arab Emirates
United States

Ross University

Dominica
St. Kitts/Nevis

DeVry University

Corporate Office
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700

Becker Professional Review

Corporate Office
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700

Division Office
8550 Balboa Boulevard
Northridge, California 91325
818-221-6800

Ross University

499 Thornall Street, 10th Floor
Edison, New Jersey 08837
732-978-5300

Board of Directors

Dennis J. Keller
Chairman and Co-Chief
Executive Officer
DeVry Inc.

Ronald L. Taylor
President and Co-Chief
Executive Officer
DeVry Inc.

Charles A. Bowsher
Retired Comptroller General of the
United States and Head of The General
Accounting Office

David S. Brown, Esq.
Attorney-at-Law
Professional services provider

Frederick A. Krehbiel
Co-Chairman
Molex Incorporated
Manufacturer of electronic
and fiber optics products

Thurston E. Manning, Ph.D.
President (retired)
Council on Postsecondary
Accreditation

Robert C. McCormack
Co-Chairman
Trident Capital, Inc.
Private equity firm

Julia A. McGee
President and CEO
Professional and Trade Publishing

Hugo J. Melvoin, Esq.
Attorney-at-Law (retired)
Professional services provider

Harold T. Shapiro, Ph.D.
President Emeritus and Professor
Princeton University

Corporate Officers

Dennis J. Keller
Chairman of the Board and
Co-Chief Executive Officer

Ronald L. Taylor
President,
Co-Chief Executive Officer
and Treasurer

Timothy E. Foster
Executive Vice President

Daniel Hamburger
Executive Vice President

O. John Skubiak
Executive Vice President

Marilynn J. Cason
Senior Vice President,
General Counsel and
Secretary

Norman M. Levine
Senior Vice President,
Chief Financial Officer
and Assistant Treasurer

Michael J. Alexander
Vice President

Thomas A. Babel
Vice President

Jack L. Calabro
Vice President

George W. Fisher
Vice President

Cecil Horst
Vice President

Bruno R. LaCaria
Vice President

Patrick L. Mayers, Ph.D.
Vice President

Gerald A. Murphy
Vice President

Timothy H. Ricordati, Ed.D.
Vice President

Kenneth Rutkowski
Vice President

Edward J. Steffes
Vice President

Sharon Thomas Parrott
Vice President

Thomas J. Vucinic
Vice President

Gerald Wawrzynek
Vice President

Rose Marie Dishman, Ph.D.
Regional Vice President

James A. Dugan
Regional Vice President

Jerry R. Dill
Regional Vice President

Galen Graham, Ph.D.
Regional Vice President

James W. Kho, Ph.D.
Regional Vice President

C. Robert LeValley
Regional Vice President

Donna M. Loraine, Ph.D.
Regional Vice President

Fred Weber, Ph.D.
Regional Vice President

David W. Goodman
Assistant Treasurer

Timothy Joyce
Controller

Kimberly A. Tupper
Assistant Secretary

The following discussion of the Company's results of operations and financial condition should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this report. In May 2003, the Company completed the acquisition of Dominica Management, Inc., which owns and operates the Ross University School of Medicine and Ross University School of Veterinary Medicine. The amounts recorded at June 30, 2003 relating to the acquisition are subject to further adjustment based upon the final valuation of assets. The Company expects to complete this valuation and make any necessary adjustments in the first quarter of fiscal 2004. In addition, the amount recorded for the final purchase price is subject to adjustment based upon actual working capital at the closing date. The Company expects to make any necessary purchase price adjustments in the second quarter of fiscal 2004. Deferred income taxes may also be affected by the final purchase price allocation.

FISCAL YEAR ENDED JUNE 30, 2003 VS. FISCAL YEAR ENDED JUNE 30, 2002

Total consolidated revenues for fiscal 2003 set a new record, increasing by $31.4 million, or 4.9%, from last year. In May 2003, the Company completed the acquisition of Dominica Management, Inc. ("DMI") for $329.3 million. DMI owns and operates the Ross University School of Medicine and the Ross University School of Veterinary Medicine, operating in the Caribbean countries of Dominica and St. Kitts/Nevis, respectively. Ross University is one of the world's largest providers of medical and veterinary medical education with over 2,800 students. Ross University operations contributed $9.4 million in revenues for the period from date of acquisition to the end of the fiscal year.

Tuition revenues, which are the largest component of total revenues, increased by $27.9 million, or 4.7%, from last year. Tuition revenue is reported net of tuition refunds, as required by the Securities and Exchange Commission's Staff Accounting Bulletin 101 entitled "Revenue Recognition in Financial Statements" and associated guidance. Compared to previous years, the lesser rate of increase in tuition revenue during fiscal 2003 was caused by reduced enrollments in the Company's undergraduate technology programs.

Other Educational Revenues increased by 7.7% from last year. Other Educational Revenues is composed primarily of the sale of books and supplies, including the Becker CPA Review course on CD-ROM and other CPA and CFA review study materials, application and other non-refundable fees and interest or payment deferral charges on students' outstanding accounts receivable balances. The increased revenue results primarily from a higher enrollment fee charged to new students and increased sales of books and supplies for the CPA and CFA exam reviews, as increased numbers of students enrolled in the Company's exam preparation courses.

Interest income on the Company's short-term investments of cash balances decreased by $0.1 million from last year to $0.4 million. The decrease is due to lower interest rates available on investments and the application of some cash balances to offset bank service fees. In addition, a portion of the Company's cash balances in May and June were utilized to complete the acquisition of DMI.

The Company's principal business is providing postsecondary education. Prior to the acquisition of DMI, the Company had presented its financial results in two reportable segments, DeVry University (undergraduate and graduate programs in business and technology) and Professional and Training (Becker CPA, CMA and CFA exam reviews, and corporate training). With the May 2003 acquisition of DMI, the Company for fiscal 2003 presents the financial results of these medical program operations in a third reportable segment.

DeVry University segment revenues increased by $16.3 million, or 2.7%, from last year. Contributing to the increased revenue was an almost 21% increase in coursetakers in graduate management programs for the five terms of 2003 compared to the previous year. However, partly offsetting this increase, total undergraduate enrollment for the three terms of 2003 decreased approximately 5.4% from the previous year. Although undergraduate enrollments in business programs continue to increase, the Company believes that declines in enrollment in its technology programs have been caused by reductions in technology field employment that has lessened applicant interest in these fields. New undergraduate campus openings in Philadelphia, PA; Miramar, FL; and Denver, CO, plus an expanded number of DeVry University Centers and increased online student enrollments helped reduce the effect of lower enrollment in the Company's technology programs. Tuition rate increases of approximately 6% also helped offset the effect of lower enrollments.

At the start of the summer term, which is the beginning of fiscal 2004, graduate coursetakers increased from last year by 15.5% to 9,483. However, total undergraduate enrollments of 41,075 remained below last year's level of 43,342, down 5.2%. This compares to a decline of 6.0% in total undergraduate enrollments for the spring 2003 term, which was the last term of fiscal 2003, compared to the spring 2002 term.

DeVry University entered into an agreement with Follett Higher Education Group ("Follett") several years ago to manage some of the undergraduate on-campus bookstores and provide Internet ordering capability to students at these campuses. The wider range of ancillary merchandise and experienced retail store management available from Follett are believed to provide an improved level of student service. DeVry University receives a commission from Follett based upon the level of bookstore sales at these campuses. At fiscal year-end, Follett was managing 14 campus bookstores, including two of the new campuses opened during the year. Sales at campus bookstores under Follett management, net of commissions paid to DeVry University, were approximately $17.0 million in fiscal 2003, compared to $17.1 million in the previous year. Responsibility for managing additional campus bookstores may be transferred to Follett in the future, based upon the needs of each campus. In addition, sales of books to students enrolled in DeVry University online courses and some DeVry University Centers are managed by a different company. DeVry University also receives a commission based upon the level of these bookstore sales.

In the Professional and Training segment, revenues increased by $5.8 million, or 15.3%, from last year following a 16.4% increase in revenues in the previous year. Increased numbers of students taking the Becker CPA Review and Stalla CFA Review courses in the classroom, on CD-ROM or online, and an increased course price of approximately five percent all contributed to the increased revenue.

In fiscal 2003, Cost of Educational Services increased by $18.1 million, or 5.2%, from last year. Cost of Educational Services includes the cost of faculty and related staff, which represents approximately 60% of the expense category. More than half of the increase in this expense category was the result of higher wages and benefits to faculty and staff in all of the Company's operations. Also included in this expense category are the costs of facilities, supplies, bookstore and other educational materials, student education-related support activities and the provision for uncollectible accounts. Ross University expenses of a similar nature are included in this expense category for the six-week period subsequent to its acquisition. In the fourth quarter of 2003, charges of approximately $2.5 million related to work force reductions in the Company's eastern Canada and U.S. operations were included in this expense category as the Company adjusted the size of its employee base to better match enrollments and revenues.

Additions to long-lived assets in DeVry University were $42.7 million as the Company continued its investment in new and expanded facilities and equipment for students and staff. As a result of these and previous additions to facilities and equipment, depreciation expense in DeVry University, most of which is included in Cost of Educational Services, increased by $4.9 million, or 15.7%, after increasing $4.4 million, or 16.3%, in the previous year. Contributing to the increased depreciation expense in fiscal 2003 was the recognition during the second quarter of an approximately $0.8 million impairment loss on long-lived leasehold improvements in the Company's Canadian operations. The recognition of this impairment loss followed an assessment of the expected future results and cash flows of the Canadian operations, where enrollment declines have adversely affected financial results.

Student Services and Administrative Expense increased by $37.1 million, or 19.6%, from last year. Student Services and Administrative Expense includes the costs of new student recruiting, general and administrative costs and expenses associated with curriculum development. The increased spending primarily reflects higher advertising and selling costs associated with efforts to generate more new student enrollments in the Company's educational programs for the terms that began in fiscal 2003 and for the summer term of fiscal 2004. Ross University expenses of a similar nature are also included in this expense category for the six-week period subsequent to its acquisition. In addition, $1.8 million of amortization expense of finite-lived intangible assets related to the Ross acquisition is included in this expense category.

In fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, entitled "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangible assets arising from a business combination are no longer amortized and charged to expense over time. Instead, as required by SFAS 142, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. As of June 30, 2003, the Company, with the assistance of an independent professional valuation specialist, determined that there was no impairment loss in the reporting units represented by the Company's three operating segments.

As previously explained, the Company believes that reductions in technology field employment have lessened applicant interest in these fields, requiring the Company to increase the level of its recruitment activity to maintain enrollments. Generally, expenditures for new student recruitment, which are charged to expense as incurred, precede the time periods in which revenue is generated by these new student enrollments. The Company believes that increased expenditures for new student recruitment were largely responsible for the increase in new undergraduate student enrollments, up 2.5% from last year, in the summer term of fiscal 2004.

Included in Student Services and Administrative Expense was an approximately $2.5 million charge to reflect the accrual for current year costs relating to employment agreements completed in the second quarter with the Company's co-chief executive officers. This accrual is based on recording the present value of the Company's obligation to the co-chief executive officers over their period of future active service.

Also, in response to the growing size and complexity of its educational programs, including the expanded number of DeVry University Centers and online student enrollments, the Company continued its design and development of a new student information system to better support the educational process and supporting activities. Information system development costs related to this project have increased from last year as the project nears implementation in fiscal 2004. In accordance with accounting principles for internal software development costs, certain wage and outside consulting service costs are being capitalized. Indirect expenses, such as training and employee communication, are charged directly to expense as incurred. At the end of fiscal 2003, costs capitalized to-date were $14.7 million, of which $6.0 million was capitalized during the current fiscal year. This compares to $6.2 million capitalized during the previous year. In addition to the amounts capitalized, $5.5 million of related but indirect activity costs were charged directly to expense, up from $2.6 million charged directly to expense in the previous year. Some elements of the overall system have already been placed into service. Amortization began in the fourth quarter of fiscal year 2002 over the expected useful lives of each program element, but not exceeding five years. Approximately $0.5 million of amortization expense was recognized during the year.

One of the Company's Directors is also an investor and director of a consulting firm engaged by the Company to assist with systems development projects, including the new student information system. Fees paid to this consulting firm have been negotiated to a level believed to be comparable to those charged to similar customers. Fees paid to this consulting firm during the current fiscal year were approximately $4.1 million, compared to approximately $3.5 million paid in fiscal 2002. The Company estimates that fees to be paid to this consulting firm in fiscal 2004 will be reduced somewhat from the level incurred in 2003 as these system projects are being placed into service.

In the DeVry University segment, both operating income and operating margin as a percent of revenue declined from last year. Operating margins declined from 16.8% last year to 11.8% in the current year as operating income decreased by $28.7 million from last year, due largely to the lower number of undergraduate enrollments and the higher level of spending on student recruitment to reverse the new and total student enrollment declines that occurred during the current year.

The operations of Ross University were acquired by the Company in May 2003 and their results of operations have been included in the Company's results for the final six weeks of this year. Ross University operations for this period, net of amortization of intangible assets, interest expense on Company borrowings for the acquisition and taxes on income as appropriate, were accretive to the overall Company financial results.

In the Professional and Training segment, operating income increased by $3.3 million, or 31.4%, from last year. Operating margins increased from 27.9% to 31.8% as operating efficiencies were realized from increased numbers of students enrolled for the exam review courses and from higher tuition pricing.

Interest expense increased by $0.5 million as borrowings for the Ross acquisition in mid-fourth quarter of the fiscal year generated additional expense.

Taxes on income, before the non-recurring benefit related to the Company's Canadian operations and described more fully below, were accrued at a rate of 38.7%, compared to 39.4% last year. Contributing to this year's lower tax rate were certain business incentive tax credits. Also, in February of 2003 the Company restructured and continued its Canadian subsidiary into the U.S. tax jurisdiction and domesticated it as a Limited Liability Company generating current U.S. tax benefits for the losses of the LLC beginning in March.

The Ross University School of Medicine, operating in the Commonwealth of Dominica, and the Ross University School of Veterinary Medicine, operating in the Federation of St. Christopher Nevis, St. Kitts, both have agreements with their respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly, no current provision for foreign income taxes was provided. The Company has also not recorded a tax provision for the undistributed earnings of the schools since the date of acquisition because it is the Company's intention to indefinitely reinvest these earnings to service debt, improve and expand the facilities and operations of the schools and pursue future investment opportunities outside of the United States.

The Company's future composite tax rate will reflect the combination of both an estimated tax liability at an approximately 37% - 39% rate historically experienced on Company operations other than Ross University and no tax liability on the Ross University operations in their home Caribbean countries. All of the amortization of intangible assets associated with the Ross acquisition, and the interest expense on the portion of the borrowings held by an offshore subsidiary, are attributable to the Ross earnings that are exempt from income taxes and thus do not generate a tax benefit in any taxing jurisdiction.

During the second quarter, the Company recorded approximately $8.1 million of net non-recurring tax benefits related to its Canadian operations. The Company assessed the expected future results of its DeVry University Canadian operations including future cash flows and taxable income. This assessment included an analysis of the previously recorded Canadian deferred tax assets. These deferred tax assets consisted primarily of net operating loss carryforwards and a tax basis higher than book basis for property and equipment. Based upon this assessment, it was determined that a valuation allowance of 100 percent was required for these deferred tax assets. This resulted in an additional income tax expense provision of approximately $6.5 million.

Also during the second quarter, the Company determined, based upon this same assessment, that it would deduct the full amount of the tax basis of its investment in its Canadian subsidiary. This reflects the negative value ascribed to the investment as determined by the independent valuations of the business that were undertaken as a part of the assessment. The U.S. income tax deduction results in a tax benefit totaling approximately $14.6 million. The net effect of these two actions associated with the Canadian investment and operations is a net tax benefit of approximately $8.1 million, categorized as "Non-Recurring Tax Benefits" in the Statements of Income.

Net income for the year of $61.1 million decreased by $5.9 million from the previous year. Earnings per share declined from $0.95 per share (diluted) last year to $0.87 per share (diluted) this year primarily as a result of the previously discussed lower undergraduate enrollments and increased spending on new student recruitment offset, in part, by the previously discussed net Canadian tax benefit equal to approximately $0.12 per share.

In August 2003, the Company announced that its subsidiary, DeVry Canada LLC, had signed a letter of intent with RCC College of Technology ("RCC") that will enable DeVry to phase out its operations at its Toronto campus, commencing with the term that begins in November 2003. Subject to the Company entering into a definitive agreement and approval by the Ontario Provincial Ministry, DeVry University's Toronto campus will no longer admit new students and will contract with RCC to manage the completion of programs of study for the current student body in Toronto. The letter of intent also makes provisions for the acquisition of certain DeVry assets and the use of certain portions of DeVry curriculum under the RCC brand name. This agreement is expected to permit the Company to reduce its operating losses at the Toronto campus during the period of the agreement with RCC, ending with the elimination of the Company's obligations and costs associated with the Toronto operation by fiscal 2006. The Company believes that losses incurred during each of the two years of the phase out should not exceed $3 million pre-tax, which is less than the loss experienced from operations in fiscal 2003. The actual amount and timing of these losses are dependent upon the terms of a final agreement between the Company and RCC.

FISCAL YEAR ENDED JUNE 30, 2002 VS. FISCAL YEAR ENDED JUNE 30, 2001

Fiscal 2002 again set new records for financial performance. Total consolidated revenues increased by $80.0 million, or 14.1%, compared to 2001. Tuition revenues, which are the largest component of total revenues, increased by $76.4 million, or 14.6%, from the previous fiscal year. Tuition revenue is reported net of tuition refunds, consistent with the Securities and Exchange Commission's Staff Accounting Bulletin 101 entitled "Revenue Recognition in Financial Statements" and associated guidance.

Other Educational Revenues is composed primarily of the sale of books and supplies, including the Becker CPA Review course on CD-ROM and other CPA and CFA review study materials; and interest or payment deferral charges on students' outstanding receivable balances. Other Educational Revenues increased by 9.7% as the number of students enrolled in the Company's educational programs that purchase such materials increased from the previous year. The rate of increase in Other Educational Revenues was less than the rate of increase in tuition revenues, in part, because of the continued outsourcing of DeVry University bookstore management, which is discussed more fully below.

Interest income on the Company's short-term investments of cash balances decreased by $0.6 million, or 52.7%, from 2001 because of somewhat lower cash balances that were available for investment during the first half of the year as the Company repaid borrowings under the revolving line for the purchase of two DeVry University campuses, lower interest rates available on investments and the application of cash balances to offset fees for bank services instead of short-term investment.

The Company's principal business is providing postsecondary education. The Company has presented its financial results in two reportable segments. In February, the Higher Learning Commission of the North Central Association approved the merger of DeVry Institutes (undergraduate programs) and Keller Graduate School of Management (graduate programs) into a single educational institution named DeVry University. The North Central Association is one of six regional bodies that make up the nation's system for accrediting colleges and universities. In support of the transition to DeVry University, the Company's resources and organization have been restructured to better serve the needs of its students, employers of its graduates and shareholders. Accordingly, the reportable segments of the Company have been realigned to reflect this combination and the prior year discussion of results of operations has been revised for consistency with the new structure.

DeVry University segment revenues increased by $74.7 million, or 13.9%, from last year. Revenue increases resulted from increased cumulative total student enrollment for the terms in the fiscal year in both the undergraduate and graduate programs. At the start of the spring term, which spans a part of the third quarter and the fourth quarter of the fiscal year, there were 55,735 students enrolled in DeVry University undergraduate and graduate programs compared to 53,409 students in the spring term of the previous year.

Although total DeVry University enrollments have continued to increase, undergraduate program offerings are heavily concentrated in the areas of computer and electronics technology. Interest in these programs as careers has been adversely affected by the news of employee layoffs and financial difficulty encountered by many firms in the technology sector of the economy. As a result, new undergraduate student enrollments have declined from year-ago levels by 6.2%, 7.6% and 14.2% in the last three semesters, fall, spring and summer (fiscal 2003), respectively. New undergraduate campus openings in Federal Way (Seattle), Washington, and Crystal City (Washington D.C.), Virginia, and several new graduate school center openings during fiscal 2002 helped to reduce the effect of declining new student enrollments at previously opened campuses and contributed to the increased total student enrollment. Tuition rate increases of approximately 6% also contributed to the increased revenues for the year. At the start of the summer term, which is the first term in fiscal 2003, total DeVry University enrollment was 51,551, compared to 51,887 in the previous summer.

DeVry University entered into an agreement with Follett Higher Education Group ("Follett") during fiscal 2000 to manage some of the undergraduate and graduate on-campus bookstores and provide Internet order capability to students at these campuses. The wider range of ancillary merchandise and experienced retail store management available from Follett are believed to provide an improved level of student service. DeVry University receives a commission from Follett based upon the level of bookstore sales at these campuses. At fiscal year-end, Follett was managing 12 campus bookstores, including those at the two new campuses opened during the year, compared to nine campus bookstores under Follett management a year ago. Sales at campus bookstores under Follett management, net of commissions paid to DeVry University, were approximately $17.1 million and $11.0 million, respectively, in fiscal 2002 and 2001. Responsibility for managing additional campus bookstores may be transferred to Follett in the future, based upon the needs of each campus.

In the Professional and Training segment, revenues increased by $5.3 million, or 16.4%. Increased numbers of students taking the Becker CPA Review course in the classroom, on CD-ROM or online, and expanded offerings of the Stalla CFA Review program, plus tuition price increases, contributed to the increased revenue.

In fiscal 2002, Cost of Educational Services increased by $43.5 million, or 14.3%. Cost of Educational Services includes the cost of faculty and related staff, which represents approximately 60% of this expense category. Also included in this expense category are the costs of facilities, supplies, bookstore and other educational materials, student education-related support activities and the provision for uncollectible student accounts. Additions to long-lived assets in DeVry University were $85.3 million, an increase of $11.1 million from 2001, as the Company continued its investment in new and expanded facilities and equipment for students and staff. Included in the additions for fiscal 2002 was the purchase for approximately $37.8 million, at the start of the year, of two undergraduate campuses formerly occupied under lease. As a result of the additions to facilities and equipment, including the two new campuses and several graduate centers opened during the year, depreciation expense in DeVry University, most of which is included in Cost of Educational Services, increased by $4.4 million, or 16.3%.

Student Services and Administrative Expense increased by $21.4 million, or 12.8%, from the previous year. Student Services and Administrative Expense includes the costs of new student recruiting, general and administrative costs and expenses associated with curriculum development. The increased spending reflects marketing costs associated with generating higher student enrollments in the Company's educational programs for the terms that began in fiscal 2002 and for the summer term of fiscal 2003, which began in July. Generally, expenditures for new student recruitment precede the time periods in which there is revenue generated by these new student enrollments. During the year, to counter declining response rates to advertising for the undergraduate technology programs, advertising expenses were increased beyond those originally planned and beyond the historical rate of increase in this expense category. Offsetting some of the advertising expense increase were savings in selling expense as sales representatives in some remote area sales territories were eliminated to better match the costs with revenues generated in these territories.

Also, in response to the growing size and complexity of its educational program offerings, the Company continued its design and development of a new student information system to better support the educational process and supporting activities. Information system development costs related to this project, and to other system support and improvement initiatives, have increased from last year. In accordance with accounting principles for internal software development costs, certain wage and outside consulting service costs are being capitalized. Indirect expenses related to the project, such as training and employee communications, are charged to expense as incurred. At the end of June, total capitalized costs were $8.6 million, of which $6.2 million was capitalized in fiscal year 2002. In addition to the amounts capitalized, $2.6 million of related but indirect activity was charged directly to expense during the year. During the fourth quarter of the year, two elements of the overall system design were put into service, and amortization was initiated over the expected useful lives, not exceeding five years. In the fourth quarter, a total of $0.1 million of previously capitalized student system development costs were charged to amortization expense.

One of the Company's directors is also an investor and director of a consulting firm engaged by the Company to assist with systems development projects, including the new student information system. Fees paid to this consulting firm during fiscal year 2002 totaled $3.5 million. Fees paid to this consulting firm have been negotiated to a level believed to be comparable to those charged to similar customers. The Company estimates that fees paid to this consulting firm in the coming year will be reduced somewhat from the level incurred in fiscal 2002 as these systems projects near completion.

Partly offsetting the increased student recruitment expenses and information system development costs during the year was a reduction of $3.1 million in amortization expense of intangible assets and goodwill compared to the same period a year ago as a result of the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, entitled "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangible assets arising from a business combination are no longer amortized and charged to expense over time. Instead, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. For goodwill, if the carrying amount of the reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized to the extent the "implied fair value" of the reporting unit's goodwill is less than the carrying amount of the goodwill. For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. As of June 30, 2002, there was no impairment loss associated with the Company's indefinite-lived intangible assets or goodwill associated with the reporting units represented by the Company's two operating segments.

In the DeVry University segment, although the amount of operating income increased from last year by 9.2%, operating margin as a percent of revenues declined from 17.5% last year to 16.8% in the current year. The increased level of spending on student recruitment, increased spending on information systems design, and the opening of two new undergraduate campuses and several graduate school centers all contributed to the lower operating margin.

In the Professional and Training segment, operating margin increased from 21.5% in 2001 to 27.9% in the current year. Operating efficiencies from increased enrollments and higher tuition pricing all contributed to the higher operating margin.

The Company's earnings from operations in fiscal 2002 – before interest expense and taxes – were a record $111.4 million, increasing by 15.7% from fiscal 2001. Operating margin, which has increased during each of the past several years, increased again from 17.0% in the previous year to 17.2% in 2002. Contributing to the increased margin was the adoption, at the start of the fiscal year, of SFAS 142 relating to the amortization of goodwill and intangible assets, which reduced amortization expense from the previous year by approximately $3.1 million. Operating margin was also improved by the continued outsourcing of low margin bookstore sales and operating economies from increased student enrollments.

Interest expense increased to $0.8 million in 2002, as the Company borrowed money at the start of the fiscal year under its revolving loan agreement to acquire two undergraduate campuses formerly occupied under lease. The borrowings, which occurred in July, were not fully repaid until April.

Taxes on income were incurred at a rate of 39.4% of pre-tax income for the year, compared to 39.8% in the previous year. The tax rate for 2001 was affected by changes to future tax rates in Canada that reduced the carrying value of the Company's net deferred tax assets in Canada and increased tax expense for the year.

Net income of $67.1 million, or $0.95 per share (diluted), was a record for any year. This compares to net income of $57.8 million, or $0.82 per share (diluted) in 2001, which included $0.03 per share of goodwill and intangible asset amortization that was discontinued in 2002 with the adoption of SFAS 142.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Note 1 of the Notes to Consolidated Financial Statements for the fiscal year ended June 30, 2003, describes in detail the method of application of the critical accounting policies listed below.

DeVry University tuition and technology fees and Ross University tuition revenues are recognized ratably on a straight-line basis over the applicable academic term. Advertising costs are charged to expense in the period in which materials are purchased or services are rendered. Similarly, all start-up expenses related to new operating locations and new curriculum development costs are also charged directly to expense as incurred. The costs associated with developing the Company's new student information system are being capitalized in accordance with the rules on accounting for costs of computer software developed for internal use. Fixed asset depreciation is computed on a straight-line basis over the estimated useful life of the asset. Stock based compensation is accounted for using the intrinsic value approach of APB 25 and all required disclosures relative to such compensation and its pro forma effect on earnings are disclosed in the footnotes to the financial statements. Inventory is valued using the first-in, first-out method of accounting.

In accordance with SFAS 142, entitled "Goodwill and Other Intangible Assets," the Company undertakes periodic assessments of the fair value of its reporting units compared to their carrying value for potential impairment of goodwill, and of the fair value compared to carrying value of intangible assets arising from a business combination. This assessment is performed annually, or more frequently if circumstances require, with the assistance of an independent professional valuation specialist. The valuation is based upon estimates of future earnings and cash flow for several years into the future and includes other assumptions including income tax and interest discount rates. Such estimates require significant judgment, and over the period of future years, actual results may differ from these estimates. Although management believes that its estimates are conservative, decreases in earnings and cash flow from these estimates and/or significant changes in other assumptions underlying the analysis could result in impairment charges in future periods. At June 2003, intangible assets from business combinations equaled $103.3 million, and goodwill equaled $281.0 million. Together these assets equal almost 45% of total assets, and any impairment could significantly affect future results of operation.

The Company's financial statements include estimates and assumptions about the reported amounts of assets, liabilities, revenues and expenses whose exact amounts will not be known until future periods. Actual amounts may differ from the estimates included in the financial statements.

Significant estimates included in the Company's financial statements include the method of revenue recognition across the academic periods, determining the useful lives of equipment and facilities whose value is a significant portion of the Company's total assets, determining the value and useful lives of acquired finite-lived intangible assets, determining the value of indefinite-lived intangible assets, determining the pattern of the amortization of finite-lived intangible assets over their economic life, estimating losses to be realized in the future on the collection of presently owed student receivable balances, estimating costs associated with any settlement of law suits in which the Company is a defendant and estimating health care reimbursement claims for medical services rendered but not yet processed or paid. The methodology by which each of these estimates has been determined for fiscal 2003 is consistent with the manner in which such estimates were made in prior years although the parameters used in setting the value of these estimates is analyzed and may change as current conditions warrant. Variances from estimate to actual expense for these items in past years have not been material. Although different assumptions about the parameters affecting each of these estimates could produce a different amount of estimate, the reasonably determined range of estimates for each item would generally not be large enough to materially change the overall Company reported financial results.

CONTINGENCIES

The Company is subject to occasional lawsuits, investigations and claims arising in the normal conduct of its business.

In March 2002, the Company received notice of a class-action complaint filed under the Fair Labor Standards Act by several former field sales representatives seeking overtime compensation for services rendered during their period of employment. In March 2003, the Company participated in a required mediation session but no resolution was reached.

In January 2002, the Company received notice of an antitrust complaint concerning the alleged monopoly by operations of its Becker CPA Review Corp. subsidiary in California. This complaint was filed in federal district court by the trustee in bankruptcy of a failed CPA review provider seeking a substantial amount of damages. In April 2002, this complaint was voluntarily dismissed by the plaintiff without prejudice. The complaint was amended and has subsequently been re-filed.

In January 2002, a graduate of one of DeVry University's Los Angeles-area campuses filed a class-action complaint on behalf of all students enrolled in the post-baccalaureate degree program in Information Technology. The suit alleges that the program offered by DeVry did not conform to the program as it was presented in the advertising and other marketing materials. In March 2003, the complaint was dismissed by the court with limited right to amend and re-file. The complaint was subsequently amended and re-filed.

In November 2000, three 1999 graduates of one of DeVry University's Chicago-area campuses filed a class-action complaint that alleges DeVry graduates do not have appropriate skills for employability in the computer information systems field. The complaint was subsequently dismissed by the court, but was amended and re-filed, this time including a current student from a second Chicago-area campus.

The Company has recorded approximately $1 million associated with estimated loss contingencies at June 30, 2003. While the ultimate outcome of these contingencies is difficult to estimate at this time, the Company does intend to vigorously defend itself with respect to these claims.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is the cash received from payments for student tuition, books and fees. These payments include funds originating as student and family educational loans; other financial aid from various federal, state and provincial loan and grant programs; and student and family financial resources.

The pattern of cash receipts during the year is somewhat cyclical. The level of accounts receivable from which payments are collected reaches a peak immediately after the billing of tuition, books and fees each semester. At DeVry University, the undergraduate semesters begin in July, November and March. Collections of these receivables reach their peak during the first two months of each term, generally reaching 70%-80% of all collections for the term. Collections during this period exceed payments for operating expenses applicable to that period and generally provide sufficient cash flow for the balance of the semester's operations, when collections are lower. Accounts receivable reach their lowest level just prior to the start of the next semester, dropping to their lowest point in the year at the end of June. The end of June corresponds to both the end of the undergraduate spring semester and the end of a financial aid year, at which time substantially all financial aid for the previous 12 months has been disbursed to students' accounts. Ross University experiences a similar operating pattern for its semesters that begin in May, September and January.

In fiscal 2003, the graduate operations of DeVry University had five term starts per year, but adoption of a uniform academic calendar created a revised term structure with six term starts per year that was implemented in July, effective with the start of fiscal 2004. Cash flow from the increase in the number of term starts is expected to increase to the extent that some current students will enroll in the full six terms per year to complete their academic program more quickly rather than continue to proceed at the previous pace of five terms per year. Most of the Professional and Training segment operation had two term starts per year, but the change to an on-demand CPA exam format beginning in April 2004 will create a new cash flow pattern that is expected to be somewhat smoother throughout the year than had been previously experienced. Although these term start dates and frequency may be different from the DeVry undergraduate operations, there are similar cyclical patterns in cash receipts within the period of these respective academic term cycles.

At June 30, 2003, total Company accounts receivable, net of related reserves, were approximately $24.3 million, compared to $26.1 million last year. Although increased Company revenues, including revenues from Ross University, created higher receivables to be collected, collection performance and financial aid administration at DeVry University improved again during the year and helped reduce the level of receivables at fiscal year-end, excluding the accounts receivable acquired with Ross University. Reserves for uncollectible accounts for both undergraduate and graduate student receivables were increased as a percentage of outstanding receivables to reflect the Company's current collection experience on balances owed.

To help further reduce the level of Company-provided interim student financing under the DeVry University undergraduate EDUCARD® program, students at some of the U.S. and Canadian DeVry Institutes participate in supplementary loan programs funded by private lenders. The supplementary loans are aimed at students whose eligibility for federal and state funded financial aid is not sufficient to cover all their costs of education. These loans are subject to a limited Company default risk sharing agreement. At June 30, 2003, the Company had fully recognized as expense the full amount of its share of the default risk.

The Company is highly dependent upon the timely receipt of financial aid funds at DeVry University and Ross University. The Company estimates that historically, approximately 70% of its DeVry University undergraduate students' tuition, book and fee revenues were financed by government-provided financial aid to students. Keller Graduate School collections from student participation in federal loan programs represent more than 50% of Keller revenues. Ross University collections from student participation in federal loan programs represent between 70% and 80% of its revenues. The financial aid and assistance programs in which the Company's students participate are subject to political and governmental budgetary considerations. There is no assurance that such funding will be maintained in the future.

Extensive and complex regulations in the United States and Canada govern all of the government financial assistance programs in which the Company's students participate. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for disciplinary action, including initiation of a suspension, limitation or termination proceeding against the Company. Such program reviews may be conducted at any educational institution at any time and have been conducted in the past at several Company campuses. Previous Department of Education program reviews have not resulted in material findings or adjustments.

In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses had engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Although there are no current discussions underway with the Ministry, based upon its previous discussions, the Company believes that there will be no significant monetary liability.

Under the terms of the Company's participation in governmental financial aid programs, certain cash received from various state governments and the U.S. Department of Education is maintained in restricted bank accounts. These funds are either received subsequent to the completion of the authorization and disbursement process for the benefit of the student or just prior to that authorization. Once the authorization and disbursement process to the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use by the Company in current operations. This process generally occurs within the period of the academic term for which such funds were authorized, with no academic term being more than 16 weeks in length. At June 30, 2003, cash in the amount of $14.1 million was held in restricted bank accounts. At June 30, 2002, cash in restricted bank accounts equaled $19.3 million.

Cash generated from operations in fiscal 2003 was $98.3 million, compared to $115.3 million last year. Contributing to the decrease in cash flow from operations were the change in academic calendar for DeVry University's graduate school and the inclusion of Ross University operations in this year's results. The change in the graduate program academic calendar caused the term that has historically begun in June to be rescheduled to begin in July. Therefore, the usual large cash inflow that accompanies the start of each new term was deferred from the end of fiscal 2003 into fiscal 2004. The acquisition of Ross University occurred in mid-May, subsequent to the start of an academic term that began at the start of the month. Therefore, the large cash inflow that accompanies each term start occurred prior to the acquisition. The following period, which is generally a period of negative cash flow, was the period that was included in the Company's Consolidated Statement of Cash Flows.

Capital expenditures in fiscal 2003 were $43.8 million, compared to the record investment of $85.9 million in the previous year. In just the past three years, the Company has invested over $200 million for expansion, facility improvement and replacement of school laboratories, and teaching and administrative equipment for its educational offerings.

For fiscal 2004, capital expenditures are expected to be at approximately the same level or slightly higher than in fiscal 2003. The new DeVry University campus opening in Houston, Texas, in fiscal 2004 is being financed by the Company but was partially completed during fiscal 2003. Other new operating locations are expected to be in leased facilities and, therefore, require less capital spending by the Company. Capital spending on improvements, including instructional technology and expansion is an integral component of the Company's operating strategy.

In May 2003, in conjunction with its acquisition of Ross University, the Company terminated its existing $85 million revolving loan agreement and entered into two new loan agreements. These loan agreements provided funding for the acquisition and for working capital needs as may be required. Under these new agreements, all borrowings and letters of credit issued under these agreements are through DeVry Inc. and Global Education International ("GEI"), which is a newly formed international subsidiary. The two new loan agreements and their borrowing limits are as follows:

Revolving Credit Agreement	
DeVry Inc. as Borrower	$125,000,000
GEI as Borrower	50,000,000
Total	$175,000,000
Senior Notes	
DeVry Inc. as Borrower	$ 75,000,000
GEI as Borrower	50,000,000
Total	$125,000,000

All borrowings and letters of credit under the revolving credit facility mature on July 1, 2006. It is the Company's intention to request extensions of this agreement prior to its maturity. At June 30, 2003, aggregate borrowings under these agreements totaled $290 million, consisting of borrowings of $165 million under the revolving credit agreement and borrowings of $125 million under the senior notes. Based upon these levels of borrowing at fiscal year-end, a 1% increase in short-term interest rates would result in $2.9 million of additional annual interest expense.

Also, at fiscal year-end, letters of credit issued under the revolving credit agreement totaled approximately $3.5 million. Approximately $2.5 million of these letters of credit were issued in conjunction with DeVry University's participation in student financial aid programs. Most of these letters of credit have expiration dates of less than one year. To-date, no amount has ever been drawn under any letter of credit issued on behalf of the Company.

Under the terms of the revolving credit agreement, by June 30, 2004, borrowings, which were $165 million at June 30, 2003, may not exceed $150 million, but there are no other required repayments until the 2006 maturity date. There are no required repayments under the terms of the senior note agreements until their maturity in 2010. Prepayments during the first two years of the senior note agreements include a prepayment penalty. The Company does not intend to prepay any amount of the senior notes during the prepayment penalty period.

Borrowings under the revolving credit agreement bear interest at either the prime rate or a Eurodollar LIBOR rate plus a rate of 0.75% to 1.75%, depending upon the achievement of certain financial ratios. At June 30, 2003, the additional interest rate was 1.5%. Borrowings under the senior note agreement bear interest at a Eurodollar LIBOR rate plus 1.25%. Both agreements include financial and other covenants similar to those typically found in other loan agreements and which are not expected to hinder the Company's plans for future operation.

Subsequent to June 30, 2003, the Company repaid $20 million of its borrowings under the revolving credit agreement.

Also, subsequent to June 30, 2003, the Company entered into several interest rate cap agreements to protect approximately one-third of its current borrowings from sharp increases in short-term interest rates upon which its borrowings are based. These interest rate cap agreements protect the portion of the Company's debt that is covered by these agreements from increases in short-term interest rates above 3.5%. The Company intends to periodically evaluate the need for interest rate protection in light of projected changes in interest rates and borrowing levels.

The Company's only long-term contractual obligations consist of its revolving line of credit and Senior Notes, operating leases on facilities and equipment, and agreements for various services. At June 30, 2003, the only required payments under its borrowings agreements, prior to their maturity, was $15 million required to be repaid by June 30, 2004, to achieve the lower level of permitted borrowings under the revolving credit agreement. Required payments under non-cancelable operating leases with a term in excess of one year are $35.6 million and $32.6 million for fiscal 2004 and 2005, respectively.

The Company is not a party to any off-balance sheet financing or contingent payment arrangements, nor are there any unconsolidated subsidiaries of the Company. There are no loans extended to any officer, director or other person affiliated with the Company. The Company has not entered into any synthetic leases, and there are no residual purchase or value commitments related to any facility lease. The Company has not entered into any derivative, swap, futures contract, put, call, hedge or non-exchange traded contract except for the interest rate cap agreements noted above. Under the terms of these agreements, the Company is not obligated to any further payment liability beyond their original purchase price.

The Company has posted more than $6 million of surety bonds to various governmental jurisdictions on behalf of DeVry University in the United States, and approximately CDN $0.9 million in Canada related primarily to its student recruiting and educational operations in those jurisdictions. In addition, the Company has posted $0.9 million in surety bonds on behalf of Becker Professional Review as of the end of fiscal 2003. If the Company were to fail to meet its obligations in these jurisdictions, it could be responsible for payment up to the amount of the bond issued to that jurisdiction. To-date, no surety bond has ever been paid in connection with the Company failing to meet its obligations.

A summary of the Company's contractual obligations is presented below:

(DOLLARS IN THOUSANDS)

DUE IN

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt	$290,000	$15,000	$150,000	–	$125,000
Operating Leases	$304,100	$35,600	$ 63,400	$57,200	$147,900
Other Long-term Obligations	–	–	–	–	–
Total Cash Obligations	$594,100	$50,600	$213,400	$57,200	$272,900

The Company believes that current balances of unrestricted cash, cash generated from operations and, if necessary, the revolving loan facility will be sufficient to fund both its current operations and its current growth plans for the foreseeable future, unless future investment opportunities should arise similar to the recent acquisition of Ross University.

EFFECT OF NEW ACCOUNTING STANDARDS

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation." The Company accounts for its stock based compensation using the intrinsic value approach of APB 25, and all required disclosures relative to such compensation and its pro forma effect on earnings are disclosed in the footnotes to the financial statements. The Company has complied with the required additional disclosures of SFAS 148 but does not believe that there is any further effect on its financial statements as a result of this accounting standard.

In April 2003, the FASB issued SFAS No.149, which amends specific issues in SFAS 133 on the accounting for derivative instruments and hedging activities for contracts entered into or modified subsequent to June 30, 2003. Subsequent to June 30, 2003, the Company entered into several interest rate cap agreements. Under the terms of these agreements, the Company is not obligated to any further payment liability beyond their original purchase price. The Company believes that, subject to further review, given the term and structure of these interest rate caps, that there will be no material effect on its financial statements as a result of this accounting standard.

In May 2003, the FASB issued SFAS No. 150, entitled "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities". The Company does not currently have any outstanding financial instruments that are covered under this standard and does not expect that there will be any impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation ("FIN") #45 entitled "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This disclosure requirement is effective for financial statements for periods ending after December 15, 2002, for guarantees issued or modified after December 31, 2002. The Company has complied with the disclosure requirements and does not expect that there will be any further effect on its financial statements.

In February 2003, the FASB issued FIN #46, entitled "Consolidation of Variable Interest Entities." This interpretation addresses consolidation by business enterprises of variable interest entities that have certain specified characteristics. The Company does not have any unconsolidated subsidiaries, nor any joint ventures, and does not expect that there will be any impact on its financial statements.

Certain information contained in this Annual Report on Form 10-K may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current expectations and beliefs about future events. Such statements are inherently uncertain and may involve risks that could cause future results to differ materially from the forward-looking statements. Potential risks and uncertainties include, but are not limited to, undergraduate program concentration in information, electronics and telecommunication technology; dependence on student financial aid; dependence on state and provincial approvals and licensing requirements; dependence on continued accreditation for DeVry and Ross University, and the other factors detailed in the Company's Securities and Exchange Commission ("SEC") filings, including those discussed under the heading entitled "Risk Factors" in the Company's Registration Statement on Form S-3 (No. 333-22457) filed with the SEC.

ASSETS:

(DOLLARS IN THOUSANDS)

	JUNE 30, 2003	JUNE 30, 2002
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 108,699	$ 59,685
Restricted Cash	14,052	19,264
Accounts Receivable, Net	24,275	26,054
Inventories	4,315	4,907
Deferred Income Taxes	11,358	5,448
Prepaid Expenses and Other	6,988	2,469
Total Current Assets	169,687	117,827
LAND, BUILDINGS AND EQUIPMENT:		
Land	59,888	58,928
Buildings	188,320	174,344
Equipment	207,405	173,115
Construction In Progress	12,662	1,626
	468,275	408,013
Accumulated Depreciation	(182,921)	(150,386)
Land, Buildings and Equipment, Net	285,354	257,627
OTHER ASSETS:		
Intangible Assets, Net	103,330	35,692
Goodwill	280,979	42,391
Deferred Income Taxes		1,801
Perkins Program Fund, Net	11,291	10,180
Other Assets	6,003	2,110
Total Other Assets	401,603	92,174
Total Assets	**$856,644**	**$467,628**

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES:

(Dollars in Thousands)	June 30, 2003	June 30, 2002
CURRENT LIABILITIES:		
Current Maturities of Revolving Loan	$ 15,000	$ –
Accounts Payable	34,094	36,284
Accrued Salaries, Wages and Benefits	30,791	27,595
Accrued Expenses	31,767	11,643
Advance Tuition Payments	10,568	15,883
Deferred Tuition Revenue	16,291	12,287
Total Current Liabilities	138,511	103,692
OTHER LIABILITIES:		
Revolving Loan	150,000	–
Senior Debt	125,000	–
Deferred Income Taxes	13,049	–
Deferred Rent and Other	14,417	10,390
Total Other Liabilities	302,466	10,390
Total Liabilities	**440,977**	**114,082**
COMMITMENTS AND CONTINGENCIES (NOTE: 9)		
SHAREHOLDERS' EQUITY:		
Common Stock, $0.01 Par Value, 200,000,000 Shares Authorized; 70,021,513 and 69,898,540 Shares Outstanding at June 30, 2003 and 2002, Respectively	701	700
Additional Paid-in Capital	67,288	66,345
Retained Earnings	346,975	285,827
Accumulated Other Comprehensive Income	703	674
Total Shareholders' Equity	**415,667**	**353,546**
Total Liabilities and Shareholders' Equity	**$856,644**	**$467,628**

The accompanying notes are an integral part of these consolidated financial statements.

(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

FOR THE YEAR ENDED JUNE 30,	2003	2002	2001
REVENUES:			
Tuition	$628,326	$600,400	$523,995
Other Educational	50,810	47,181	43,012
Interest	443	553	1,170
Total Revenues	679,579	648,134	568,177
COSTS AND EXPENSES:			
Cost of Educational Services	366,075	347,986	304,532
Student Services and Administrative Expense	225,767	188,712	167,330
Interest Expense	1,280	807	400
Total Costs and Expenses	593,122	537,505	472,262
Income Before Income Taxes	86,457	110,629	95,915
Income Tax Provision	33,459	43,574	38,139
Non-recurring Tax Benefit	(8,150)	–	–
Net Income	$ 61,148	$ 67,055	$ 57,776
EARNINGS PER COMMON SHARE			
Basic	$ 0.87	$ 0.96	$ 0.83
Diluted	$ 0.87	$ 0.95	$ 0.82

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

FOR THE YEAR ENDED JUNE 30,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 61,148	$67,055	$57,776
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	37,758	32,725	28,132
Amortization	2,574	811	3,904
Provision for Refunds and Uncollectible Accounts	34,501	34,249	29,663
Deferred Income Taxes	8,940	2,630	(4,321)
Loss on Disposals and Adjustments to Land, Buildings and Equipment	263	188	137
Changes in Assets and Liabilities, Net of Effects from Acquisitions of Businesses:			
Restricted Cash	6,206	1,220	(1,089)
Accounts Receivable	(23,633)	(34,525)	(29,719)
Inventories	592	(8)	1,492
Prepaid Expenses and Other	(3,070)	677	(1,687)
Perkins Program Fund Contribution and Other	(1,114)	193	(2,374)
Accounts Payable	(4,074)	1,711	2,746
Accrued Salaries, Wages, Expenses and Benefits	2,061	5,363	3,405
Advance Tuition Payments	(6,997)	1,704	(1,328)
Deferred Tuition Revenue	(16,904)	1,330	862
Net Cash Provided by Operating Activities	98,251	115,323	87,599
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures	(43,762)	(85,873)	(76,933)
Payments for Purchases of Businesses, Net of Cash Acquired	(295,908)	–	(8,572)
Net Cash Used in Investing Activities	(339,670)	(85,873)	(85,505)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Exercise of Stock Options	404	1,068	982
Proceeds from Revolving Credit Facility	165,000	55,000	24,000
Repayments Under Revolving Credit Facility	–	(55,000)	(24,000)
Proceeds from Senior Note Issuance	125,000	–	–
Net Cash Provided by Financing Activities	290,404	1,068	982
Effects of Exchange Rate Differences	29	(46)	286
Net Increase in Cash and Cash Equivalents	49,014	30,472	3,362
Cash and Cash Equivalents at Beginning of Year	59,685	29,213	25,851
Cash and Cash Equivalents at End of Year	$108,699	$59,685	$29,213
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest Paid During the Year	$ 662	$ 807	$ 324
Income Taxes Paid During the Year, Net	17,373	42,486	38,859

The accompanying notes are an integral part of these consolidated financial statements.

(DOLLARS IN THOUSANDS)

	Common Stock				
	Amount $.01 Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at July 1, 2000	$697	$63,012	$160,996	$434	$225,139
Comprehensive Income:					
Net Income in 2001			57,776		57,776
Foreign Currency Translation				286	286
Comprehensive Income					58,062
Proceeds from Exercise of Stock Options	1	981			982
Tax Benefit from Exercise of Stock Options		488			488
Balance at June 30, 2001	698	64,481	218,772	720	284,671
Comprehensive Income:					
Net Income in 2002			67,055		67,055
Foreign Currency Translation				(46)	(46)
Comprehensive Income					67,009
Proceeds from Exercise of Stock Options	2	1,066			1,068
Tax Benefit from Exercise of Stock Options		798			798
Balance at June 30, 2002	700	66,345	285,827	674	353,546
Comprehensive Income:					
Net Income in 2003			61,148		61,148
Foreign Currency Translation				29	29
Comprehensive Income					61,177
Proceeds from Exercise of Stock Options	1	403			404
Tax Benefit from Exercise of Stock Options		540			540
Balance at June 30, 2003	$701	$67,288	$346,975	$703	$415,667

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS DeVry Inc. (the Company), through its wholly owned subsidiaries, including DeVry University and Dominica Management, Inc. (DMI), operates an international system of degree-granting, career-oriented higher education schools and a leading international training firm.

DeVry University is one of the largest regionally accredited higher education systems in North America, offering both undergraduate and graduate programs. Its DeVry undergraduate operations award associate and bachelor's degrees in electronics, computer information and technology, biomedical engineering, business administration, technical management and telecommunications management. The undergraduate programs are offered at 22 large campus locations and several smaller locations located in conjunction with graduate program teaching sites, all in the United States, at two locations in Canada and through DeVry University Online. Several new U.S. locations are scheduled to open in fiscal 2004. Keller Graduate School of Management awards master's degrees in business administration, accounting and financial management, information systems management, human resource management, project management, public administration and telecommunications management. Graduate school programs are offered at 57 locations in the United States, including the Online Education Center. Several additional locations are scheduled to open in fiscal 2004.

DMI operates the Ross University School of Medicine and the Ross University School of Veterinary Medicine (collectively referred to as Ross University) with campuses in the Caribbean countries of Dominica and St. Kitts/Nevis, respectively. Students complete their basic science curriculum in modern, fully equipped campuses in the Caribbean. Ross students complete their clinical education in U.S. teaching hospitals and veterinary schools under affiliation with Ross.

Becker Professional Review (Becker) is the leading international training firm preparing students to pass the Certified Public Accountant (CPA), Certified Management Accountant (CMA) and Chartered Financial Analyst (CFA) examinations. Currently, the CPA exam review course is offered at approximately 300 locations worldwide.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Becker accounts are consolidated based on an April 30 fiscal year end, which is its natural year end based on its business cycle. There were no events occurring at Becker during the intervening period through June 30 that materially affected the financial position or results of operations of the Company. Unless indicated, or the context requires otherwise, references to years refer to the Company's fiscal years then ended.

CASH AND CASH EQUIVALENTS Cash and cash equivalents can include time deposits, commercial paper, municipal bonds and bankers acceptances with original maturities of three months or less or that are highly liquid and readily convertible to a known amount of cash. These investments are stated at cost, which approximates market, due to their short duration or liquid nature. The Company limits the amount of credit exposure with any one investment instrument or with any one financial institution. The Company periodically evaluates the credit-worthiness of the security issuers and financial institutions with which it invests. Included in the reported cash balance is $15.2 million and $17.2 million at June 30, 2003 and 2002, respectively, for checks issued but not yet cleared through the Company's bank accounts. These amounts are also included in accounts payable.

FINANCIAL AID AND RESTRICTED CASH Financial aid and assistance programs, in which most of the DeVry University and Ross University students participate, are subject to political and governmental budgetary considerations. There is no assurance

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that such funding will be maintained at current levels. Extensive and complex regulations in the United States and Canada govern all of the government financial assistance programs in which these students participate. Administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for disciplinary action, including the initiation of a suspension, limitation or termination proceeding against DeVry University.

A significant portion of revenues is received from students who participate in government financial aid and assistance programs. Restricted cash represents amounts received from the United States and state governments under various student aid grant and loan programs. Restricted funds are held in separate bank accounts. These funds are either received subsequent to the completion of the authorization and disbursement process for the benefit of the student or just prior to that authorization. Once the authorization and disbursement process to the student has been completed, the funds are transferred to unrestricted accounts and these funds then become available for use in current operations. This transfer generally occurs within the period of the academic term for which such funds were authorized, with no term being more than 16 weeks in length.

REVENUE RECOGNITION DeVry University tuition and technology fee revenues are recognized ratably on a straight-line basis over the applicable academic term. Ross University basic science curriculum revenues are recognized ratably on a straight-line basis over the academic terms. The clinical portion of their education program is conducted under the supervision of the U.S. teaching hospitals and veterinary schools. The Company is responsible for the billing and collection of tuition from their students during the period of clinical education. Revenues are recognized on a weekly basis during the period of the clinical program. Fees paid to the hospitals and veterinary schools for supervision of the Ross University students are charged to expense on the same basis. The provision for refunds, which is reported as a reduction to Tuition Revenue in the Consolidated Statements of Income, and the provision for uncollectible accounts, which is included in the Cost of Educational Services in the Consolidated Statements of Income, also are recognized in the same straight-line fashions as revenue to most appropriately match these costs with the tuition revenue in that term.

Estimates of the Company's expected exposure to refunds are determined at the onset of each academic term based upon actual experience in previous terms and monitored and adjusted as necessary within the term. If a student leaves school prior to completing a term, federal, state and Canadian provincial regulations and accreditation criteria permit the Company to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student. Amounts received by the Company in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. All refunds issued are charged fully to refund expense during the applicable academic term. Reserves for uncollectible accounts are analyzed periodically in light of current collection and loss experience. Related reserves with respect to uncollectible accounts and refunds are $17,262,000 and $13,890,000 at June 30, 2003 and June 30, 2002, respectively.

Textbook sales and other educational product sales, including training services and the Becker CD-ROM product, are included in Other Educational Revenues in the Consolidated Statements of Income. Textbook and other educational product revenues are recognized when the sale occurs, generally at the start of each academic term. Revenue from training services, which is generally short-term in duration, is recognized when the training service is provided, without consideration for when payment is received. Also included in Other Educational Revenues are receivable interest billings from various student deferred tuition payment plans. Interest charges are generally billed monthly and are recognized when billed. In addition, fees from international licensees of the Becker programs are included in Other Educational Revenues and recognized into income when payment is received.

In accordance with SAB 101, the Company is deferring DeVry University enrollment fee revenue. This deferred revenue will be recognized in subsequent periods as student services are provided. Additionally, as permitted by SAB 101, the Company elected to defer certain direct costs of activities associated with these fees, limited to the extent of the revenue deferral. These costs are subsequently amortized over the periods in which student services are provided. These deferred costs were $693,000 and $680,000 at June 30, 2003 and 2002, respectively. Since changes to the deferrals require the recording of equivalent amounts of revenues and costs, net income is not affected.

INVENTORIES Inventories consist mainly of textbooks and educational materials on electronic media, electronics kits and supplies held for sale to students enrolled in the Company's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

LAND, BUILDINGS AND EQUIPMENT Land, buildings and equipment are recorded at cost. Cost includes additions and those improvements that increase the capacity or lengthen the useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Upon sale or retirement of an asset, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in income in the period incurred. Assets under construction are reflected in Construction In Progress until they are ready for their intended use. Interest is capitalized as a component of cost on major projects during the construction period.

Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter. Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease or the life of the related asset, whichever is shorter.

Depreciation is computed using the straight-line method over estimated service lives. These lives range from five to 31 years for buildings and leasehold improvements and three to eight years for equipment.

BUSINESS COMBINATIONS, INTANGIBLE ASSETS AND GOODWILL Intangible assets relate mainly to acquired business operations (see "Note 2-Business Combinations"). These assets consist of the fair value of certain identifiable assets acquired. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

In July 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards Nos. 141 and 142, entitled "Business Combinations" ("SFAS 141") and "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively.

SFAS 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates use of the pooling-of-interests method of accounting for business combinations. All of the Company's acquisitions to-date have been accounted for using the purchase method of accounting. SFAS 141 also establishes criteria that must be used to determine whether acquired intangible assets should be recognized separately from goodwill in the Company's financial statements.

SFAS 142 details the method by which companies will account for goodwill and intangible assets after a business combination has been completed. As required by this accounting standard, the Company has completed an assessment of the categorization of its existing intangible assets and goodwill in accordance with the new criteria and has reported them appropriately on the Consolidated Balance Sheets (see "Note 3-Intangible Assets"). SFAS 142 provides that goodwill and indefinite-lived intangibles arising from a business combination will no longer be amortized and charged to expense

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

over time. Instead, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. This impairment review was completed at the end of fiscal 2003. For goodwill, if the carrying amount of the reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized to the extent the "implied fair value" of the reporting unit goodwill is less than the carrying amount of the goodwill.

For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. See "Note 3-Intangible Assets" for the results of the Company's required impairment analysis of its intangible assets and goodwill.

Amortization of intangible assets with finite lives will continue over the expected economic lives of the intangible assets, generally five to 15 years. Amortization of all intangible assets and goodwill is being deducted for tax reporting purposes over statutory lives.

The Company expenses all curriculum development and new school opening costs as incurred.

PERKINS PROGRAM FUND DeVry University is required, under federal aid program regulations, to make contributions to the Perkins Student Loan Fund at a rate equal to 33% of new contributions by the federal government. As previous borrowers repay their Perkins loans, their payments are used to fund new loans, thus creating a permanent revolving loan fund. The Company carries its investment in such contributions at original values, net of allowances for losses on loan collections, of $3,001,000 and $2,706,000 at June 30, 2003 and 2002, respectively. The allowance for future loan losses is based upon an analysis of actual loan losses experienced since the inception of the program. The federal contributions to this revolving loan program do not belong to the Company and are not recorded on the Company's financial statements. Upon termination of the program by the federal government or withdrawal from future participation by DeVry University, subsequent student loan repayments would be divided between the federal government and DeVry University in proportion to their relative cumulative contributions to the fund.

INTERNAL SOFTWARE DEVELOPMENT COSTS The Company capitalizes certain internal software development costs that are amortized using the straight line method over the estimated lives of the software not to exceed five years. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll related costs for employees who are directly associated with the internal software development project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Capitalized software development costs for projects not yet complete, which are included as Equipment in the Land, Buildings and Equipment section of the Consolidated Balance Sheets, were $12,349,000 and $6,862,000 as of June 30, 2003 and 2002, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, and advanced and deferred tuition payments approximate fair value because of the immediate or short-term maturity of these financial instruments. All of the Company's long term debt (Note 6-Long Term Debt) bears interest at a floating rate that is reset to current rates on a periodic basis not currently exceeding three months. Therefore, the carrying amount of the Company's long term debt approximates fair value.

FOREIGN CURRENCY TRANSLATION The financial position and results of operations of Ross University's Caribbean operations are measured using the U.S. dollar as the functional currency. As such, there is no translation gain or loss associated these operations. The financial position and results of operations of the Company's Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the Canadian subsidiary are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Income and expense items are translated at monthly average rates of exchange. The resultant translation adjustments are included in the component of Shareholders' Equity designated as Accumulated Other Comprehensive Income. Transaction gains or losses during the years ended June 30, 2003, 2002 and 2001 were not material.

INCOME TAXES Income taxes are provided by applying statutory rates to income recognized for financial statement purposes. Deferred income taxes are provided for temporary differences between the financial reporting and income tax bases of assets and liabilities. Effects of statutory rate changes are recognized for financial reporting purposes in the year in which enacted by law. The Ross University operating subsidiaries on Dominica and St. Kitts/Nevis have agreements with their respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly no provision for current income taxes is being recorded.

GUARANTEES The Company adopted the accounting requirements of Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," for guarantees issued or modified after December 31, 2002. The adoption did not have an impact on the Company's financial statements as of June 30, 2003.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is performing at its request in such capacity. The indemnification agreement period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements of June 30, 2003.

EARNINGS PER COMMON SHARE Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Shares used in this computation were 69,942,000, 69,830,000 and 69,704,000 in 2003, 2002 and 2001, respectively. Diluted earnings per share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect the additional shares that would be outstanding if dilutive stock options were exercised during the period. Shares used in this computation were 70,336,000, 70,594,000 and 70,662,000 in 2003, 2002 and 2001, respectively. Excluded from the June 30, 2003, 2002 and 2001 computations of diluted earnings per share were options to purchase 1,260,000, 670,000 and 42,000 shares of common stock, respectively. These outstanding options were excluded because the option exercise prices were greater than the average market price of the common shares and therefore, their effect would be anti-dilutive.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING EXPENSE Advertising expenses are recognized in the period in which materials are purchased or services are performed.

STOCK-BASED COMPENSATION The Company has elected to continue to account for its stock-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and has provided the pro forma disclosures as required by FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and FASB Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure–An Amendment of FASB Statement No. 123" ("SFAS 148") for the years ended June 30, 2003, 2002 and 2001 below.

As permitted under SFAS 123, the Company has elected to continue to account for stock-based employee compensation under the intrinsic value method of APB Opinion No. 25. Under this method, the Company generally recognizes no compensation expense with respect to such awards, since the exercise price of the common stock options awarded is equal to the fair market value of the underlying security on the date of the grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after June 30, 1995, as if the Company had accounted for its stock-based awards under the fair value method of SFAS 123. The fair value of the Company's stock-based awards was estimated as of the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted at market price under the Company's stock option plans during fiscal 2003, 2002 and 2001 was $10.62, $21.75 and $16.04 per share, respectively. The fair value of the Company's stock option awards was estimated assuming no expected dividends and the following weighted average assumptions:

	2003	2002	2001
Expected Life (in Years)	7.50	7.50	7.00
Expected Volatility	56.25%	55.00%	50.30%
Risk-free Interest Rate	3.80%	5.05%	6.03%

Had the Company recorded compensation based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans, the Company's net income and net income per share would have been reduced to the pro forma amounts below for the years ended June 30, 2003, 2002 and 2001 (dollars in thousands except for per share amounts):

	2003	2002	2001
Net Income as Reported	$61,148	$67,055	$57,776
Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax Expense	(2,761)	(2,609)	(1,954)
Pro Forma Net Income	$58,387	$64,446	$55,822
EARNINGS PER COMMON SHARE:			
Basic as Reported	$ 0.87	$ 0.96	$ 0.83
Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax Expense	(0.04)	(0.04)	(0.03)
Pro Forma Basic	$ 0.83	$ 0.92	$ 0.80
Diluted as Reported	$ 0.87	$ 0.95	$ 0.82
Stock-Based Employee Compensation Expense Had the Fair Value Method Been Applied to All Options Awarded, Net of Income Tax Expense	(0.04)	(0.04)	(0.03)
Pro Forma Diluted	$ 0.83	$ 0.91	$ 0.79

The pro forma effect on net income and earnings per common share for 2002 and 2001 is not necessarily representative of the pro forma effect on net income in future years because it is not required to take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

COMPREHENSIVE INCOME The Company's only item that meets the definition for adjustment to arrive at comprehensive income is the change in cumulative translation adjustment. Changes in cumulative translation adjustment are included in the Consolidated Statements of Shareholders' Equity.

2. BUSINESS COMBINATIONS

ROSS UNIVERSITY On May 16, 2003, the Company acquired all of the outstanding shares of capital stock of Dominica Management, Inc. (DMI) for $329,259,000 in cash which includes approximately $4,175,000 of acquisition related fees. The results of DMI's operations have been included in the consolidated financial statements of the Company since that date. DMI owns and operates Ross University School of Medicine and Ross University School of Veterinary Medicine. With campuses located in the Caribbean countries of Dominica and St. Kitts/Nevis, Ross University is one of the world's largest providers of medical and veterinary education with more than 2,800 students. The acquisition gives the Company entry into a growing sector of the higher education market. The addition of Ross University will further diversify the Company's curricula and help maintain a leadership position in career-focused education.

The total consideration paid for DMI of $329,259,000 was comprised of $59,259,000 in cash from current operations, $125,000,000 of senior notes due 2010 privately placed with institutional investors and $145,000,000 of borrowings under a revolving line of credit agreement from a group of banks led by Bank of America, N.A (Note 6). The final purchase price is subject to adjustment based upon adjustments to actual working capital at the closing date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

AT MAY 16, 2003 (IN THOUSANDS)	
Current Assets	$ 45,751
Property and Equipment	21,986
Intangible Assets	70,170
Goodwill	238,588
Other Assets	199
Total Assets Acquired	376,694
Current Liabilities	46,382
Deferred Income Tax Liability, Net	1,053
Total Liabilities Assumed	47,435
Net Assets Acquired	$329,259

Of the $70,170,000 of acquired intangible assets, $5,100,000 was assigned to the value of tradenames, $12,370,000 was assigned to the value of the Ross Medical and Veterinary Schools' U.S. Title IV financial aid eligibility and accreditations, all of which are not subject to amortization, and $52,700,000 was assigned to student relationships that have an average useful life of approximately five years. The $238,588,000 of goodwill was all assigned to the Ross University operating segment. None of the intangible assets or goodwill is expected to be deductible for U.S. tax reporting purposes.

The net deferred income tax liability includes a current deferred tax asset of $5,726,000 resulting from a deduction for the exercise and non-statutory disposition of employee incentive stock options related to the acquisition. Additionally, the Company recorded a non-current deferred tax liability of $6,779,000 resulting from a book and tax basis difference associated with the intangible assets not subject to amortization that were recorded in purchase accounting. No deferred tax liability was recorded with respect to student relationship intangibles as this temporary difference relates to operations that have been granted tax free status in their local jurisdictions during the periods in which the temporary difference is expected to reverse. The Company, also recorded a current tax liability of $13,599,000, resulting from a deemed distribution arising upon acquisition, of accumulated earnings and profits of its non-U.S. subsidiaries through the acquisition date.

The amounts recorded at June 30, 2003 relating to the acquisition are subject to adjustment as the Company has not yet completed the final allocation of purchase price. The purchase price is still subject to final closing adjustments and deferred income taxes may be affected by the final purchase price allocation. The Company expects to finalize the purchase price and complete the allocations no later than the second quarter of fiscal 2004.

The following unaudited pro forma financial information presents the results of operations of the Company and DMI as if the acquisition had occurred at the beginning of each fiscal year. The pro forma information is based on historical results of operations and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined enterprises (dollars in thousands except for per share amounts):

FOR THE YEAR ENDED JUNE 30,	2003 (UNAUDITED)	2002 (UNAUDITED)
Revenues	$738,229	$707,313
Net Income	62,578	66,806
EARNINGS PER COMMON SHARE:		
Basic	$ 0.90	$ 0.96
Diluted	$ 0.89	$ 0.95

STALLA SEMINARS On January 5, 2001, using its available cash balances, the Company acquired for approximately $8.6 million, substantially all of the tangible operating assets, trademarks and trade names of Argentum Inc. and Xerxes Inc., which do business as Stalla Seminars ("Stalla"). Stalla, which was based outside of Cleveland, Ohio, developed and marketed exam preparation materials for the Chartered Financial Analyst professional certification as administered by the Association for Investment Management and Research.

2. BUSINESS COMBINATIONS (CONTINUED)

STALLA SEMINARS (CONTINUED)

During fiscal 2002, the Company finalized the allocation of the purchase price of Stalla. The goodwill from this acquisition that was recorded at June 30, 2001, was reduced by $4,434,000 and reallocated as follows:

AMORTIZED INTANGIBLE ASSETS:	
Class Materials	$2,400,000
Non-compete Agreement	100,000
Other	34,000
Total	$2,534,000
UNAMORTIZED INDEFINITE-LIVED INTANGIBLE ASSETS:	
Trade Name	$1,900,000

The $34,000 of Other amortized intangible assets was subsequently written-off to expense as a part of the allocation process.

The acquisitions have been accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any residual purchase price allocated to goodwill. Beginning July 2001, these intangible assets and goodwill are being accounted for under SFAS 141 and 142. See "Note 1-Business Combinations, Intangible Assets and Goodwill" for a complete description of this accounting.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of June 30, 2003

	Gross Carrying Amount	Accumulated Amortization
AMORTIZED INTANGIBLE ASSETS:		
Student Relationships	$52,700,000	$(1,805,000)
License and Non-compete Agreements	2,600,000	(1,692,000)
Class Materials	2,900,000	(500,000)
Other	600,000	(400,000)
Total	$58,800,000	$(4,397,000)
UNAMORTIZED INTANGIBLE ASSETS:		
Trade Names	$20,972,000	
Trademark	1,645,000	
Ross Title IV Eligibility and Accreditations	12,370,000	
Intellectual Property	13,940,000	
Total	$48,927,000	

As of June 30, 2002

	Gross Carrying Amount	Accumulated Amortization
AMORTIZED INTANGIBLE ASSETS:		
License and Non-compete Agreements	$ 2,600,000	$(1,265,000)
Class Materials	2,900,000	(300,000)
Other	600,000	(300,000)
Total	$ 6,100,000	$(1,865,000)
UNAMORTIZED INTANGIBLE ASSETS:		
Trademark	$ 1,645,000	
Trade Names	15,872,000	
Intellectual Property	13,940,000	
Total	$31,457,000	

3. INTANGIBLE ASSETS (CONTINUED)

As part of its fiscal 2002 assessment of intangible assets, the Company shortened the useful life of the Class Materials intangible asset and wrote-off the $10,000 cost basis of another intangible asset.

Amortization expense for amortized intangible assets was $2,532,000 and $769,000 for the years ended June 30, 2003 and 2002, respectively. Estimated amortization expense for amortized intangible assets for the next five fiscal years ended June 30 is as follows:

Fiscal Year	
2004	$15,272,000
2005	15,483,000
2006	10,865,000
2007	7,434,000
2008	3,949,000

The original weighted-average amortization period for amortized intangible assets is five years for Student Relationships, six years for License and Non-compete Agreements, 14 years for Class Materials and six years for Other as of June 30, 2003. These intangible assets are being amortized on a straight-line basis except for the Student Relationships. The amount being amortized for these Student Relationships is based on the estimated progression of the students through the respective medical and veterinary programs, giving consideration to the revenue and cash flow associated with both existing students and new applicants. This results in the basis being amortized at an annual rate for each of the five years of estimated economic life as follows:

Year 1	27.4%
Year 2	29.0%
Year 3	21.0%
Year 4	14.5%
Year 5	8.1%

Indefinite-lived intangible assets related to Trademarks, Trade Names, Title IV Eligibility, Accreditation and Intellectual Property are not amortized as there are no legal, regulatory, contractual, economic or other factors that limit the useful life of these intangible assets to the reporting entity. As of the end of fiscal years 2003 and 2002, there was no impairment loss associated with these indefinite-lived intangible assets as fair value exceeds the carrying amount.

Based upon the valuation analysis performed for the Company by independent professional valuation specialists, there was no impairment in the value of the Company's goodwill for any reporting units as of the end of fiscal 2003 or 2002. The carrying amount of goodwill related to the DeVry University reportable segment at June 30, 2003 and 2002 was unchanged at $22,195,000. The carrying amount of goodwill related to Professional and Training reportable segment at June 30, 2003 and 2002 was unchanged at $20,196,000. The carrying amount of goodwill related to the Ross University segment at June 30, 2003 was $238,588,000.

As required by SFAS 142, the following is the Company's disclosure of what reported net income would have been for the year ended June 30, 2001, exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized and changes in amortization periods for intangible assets that will continue to be amortized. (Dollars in Thousands Except per Share Amounts)

NET INCOME:	
Net Income as Reported	$57,776
Goodwill Amortization	1,119
Trademark, Trade Name and Intellectual Property Amortization	896
Change in Useful Life of Class Materials	(12)
Adjusted Net Income	$59,779
EARNINGS PER COMMON SHARE:	
Basic Earnings per Common Share as Reported	$ 0.83
Aggregate Changes in Amortization Expense	.03
Adjusted Basic Earnings per Common Share	$ 0.86
Diluted Earnings per Common Share as Reported	$ 0.82
Aggregate Changes in Amortization Expense	.03
Adjusted Diluted Earnings per Common Share	$ 0.85

4. IMPAIRMENT OF LONG-LIVED ASSETS AND WORKFORCE REDUCTION

During fiscal 2003, the Company assessed the expected future results of its DeVry University Canadian operations. The Company recently consolidated campuses in the Toronto area and has proceeded further with other rationalization and cost cutting efforts in response to declining enrollment. However, there has been a further decline in enrollment producing additional declines in financial performance in Canada during fiscal 2003.

The assessment performed by the Company included estimates of expected future cash flows associated with the Canadian operations, which indicated an impairment loss with respect to certain long-lived assets that are held and used by the Company. Upon completing this analysis, it was determined that recognition of an impairment loss related to Canadian leasehold improvements was appropriate. This resulted in a charge in the quarter ended December 31, 2002 of approximately $800,000. In addition, the Company has reserved the remaining net rent liability on its Scarborough campus that was closed as of June 30, 2003. This resulted in a charge of $200,000 in the quarter ended June 30, 2003.

The Company has provided a severance accrual relating to personnel reductions at its Toronto area and certain U.S. campus operations that resulted in a charge of approximately $2.5 million in the quarter ended June 30, 2003.

All of the above charges are classified as Cost of Educational Services in the Consolidated Statements of Income and related to the DeVry University reportable segment.

The Company is continuing to assess the operations in Canada and is taking further actions to reduce the level of losses being incurred. However, such losses and the future obligations associated with leases and providing instruction in Canada are significant factors in the current assessment of expected future operating results.

5. INCOME TAXES

The components of income (loss) before income taxes are as follows:

For the Year Ended June 30,	2003	2002	2001
U.S.	$91,189,000	$111,836,000	$100,064,000
Foreign	(4,732,000)	(1,207,000)	(4,149,000)
Total	$86,457,000	$110,629,000	$ 95,915,000

The net income tax provisions (benefits) related to the above results are as follows:

For the Year Ended June 30,	2003	2002	2001
CURRENT TAX PROVISION:			
U.S. Federal	$ 15,758,000	$ 35,178,000	$ 35,560,000
State and Local	611,000	5,766,000	6,900,000
Total Current	16,369,000	40,944,000	42,460,000
DEFERRED TAX PROVISION:			
U.S. Federal	1,865,000	1,953,000	(2,493,000)
State and Local	582,000	369,000	(1,558,000)
Foreign	6,493,000	308,000	(270,000)
Total Deferred	8,940,000	2,630,000	(4,321,000)
Net Income Tax Provision	$ 25,309,000	$ 43,574,000	$ 38,139,000

5. INCOME TAXES (CONTINUED)

The income tax provisions differ from those computed using the statutory United States federal rate as a result of the following items:

For the Year Ended June 30,	2003		2002		2001	
Income Tax at Statutory Rates	$30,260,000	35.0%	$38,720,000	35.0%	$33,570,000	35.0%
Higher Rates on Foreign Operations	580,000	0.7%	908,000	0.8%	532,000	0.6%
State Income Taxes	3,327,000	3.9%	3,788,000	3.4%	3,334,000	3.5%
Deduction of Worthless Stock of Subsidiary	(14,643,000)	(17.0%)	–	–	–	–
Increase in Valuation Allowance	6,493,000	7.5%	–	–	–	–
Tax Credits and Other	(708,000)	(0.8%)	158,000	0.2%	703,000	0.7%
Income Tax Provision	$25,309,000	29.3%	$43,574,000	39.4%	$38,139,000	39.8%

Deferred income tax assets (liabilities) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes and from the recognition of the tax benefits of net operating loss carryforwards. These assets and liabilities are composed of the following:

FOR THE YEAR ENDED JUNE 30,	2003	2002	2001
Loss Carryforwards, Net	$ 4,080,000	$ 6,294,000	$ 6,155,000
Employee Benefits	4,412,000	4,144,000	3,220,000
Receivable Reserves and Other, Net	9,072,000	4,782,000	4,779,000
Deferred Tax Assets Recorded in Purchase Accounting	6,656,000	–	–
Gross Deferred Tax Assets	24,220,000	15,220,000	14,154,000
Depreciation and Other, Net	(1,256,000)	243,000	2,138,000
Amortization	(17,876,000)	(8,214,000)	(6,413,000)
Deferred Tax Liabilities Recorded in Purchase Accounting	(6,779,000)	–	–
Gross Deferred Tax Liabilities	(25,911,000)	(7,971,000)	(4,275,000)
Net Deferred Taxes	$(1,691,000)	$ 7,249,000	$ 9,879,000

The Company has net operating loss carryforwards in various tax jurisdictions expiring at various times through the years ending June 30, 2023.

Valuation allowances have been established for approximately $6.5 million (comprised of Loss Carryforwards of $2.5 million, Depreciation of $3.5 million and Other of $500,000) for deferred income tax benefits of the Canadian subsidiary and approximately $600,000 for certain state net operating loss carry forwards which may expire before their benefit is utilized.

Based on the Company's expectations for future operating earnings, management believes that, more likely than not, operating income in respective jurisdictions will be sufficient to recognize fully all deferred tax assets except as explained above.

5. INCOME TAXES (CONTINUED)

Deferred income tax provisions (benefits) result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes. The sources and tax effects of these differences are as follows:

For the Year Ended June 30,	2003	2002	2001
Recognition of Operating Loss Carryforwards	$ 2,214,000	$ (139,000)	$ (270,000)
Excess (Tax) Book Depreciation and Amortization	11,764,000	3,696,000	(2,033,000)
Excess of Amounts Expensed for (Book) Tax Purposes Over Amounts Deductible for Book (Tax) Purposes	(5,038,000)	(927,000)	(2,018,000)
Deferred Tax Provision	$ 8,940,000	$2,630,000	$(4,321,000)

In February 2003, the Company continued its Canadian subsidiary into the U.S. and domesticated it as a Limited Liability Company (LLC). A current tax benefit for a portion of the LLC's losses has been recorded.

On May 16, 2003, the Company acquired all of the outstanding stock of DMI and subsidiaries ("Note 2-Business Combinations"). The principal operating subsidiaries of DMI are Ross University School of Medicine (the Medical School) incorporated under the laws of the Commonwealth of Dominica and Ross University School of Veterinary Medicine (the Veterinary School), incorporated under the laws of the Federation of St. Christopher Nevis, St. Kitts in the West Indies. Both operating companies have agreements with the respective governments that exempt them from local income taxation through the years 2043 and 2023, respectively. Accordingly no current provision for foreign income taxes was recorded. A provision for deferred foreign income taxes of approximately $6.8 million was recorded related to indefinite lived intangible assets.

Concurrent with the acquisition, a deemed distribution occurred of approximately $39 million representing the accumulated earnings and profits of the Medical and Veterinary Schools through the date of the acquisition.

The Company has not recorded a tax provision for the undistributed earnings of the Medical and Veterinary Schools for the period after the acquisition. It is the Company's intention to indefinitely reinvest post-acquisition undistributed earnings and profits to service debt, improve the facilities and operations of the Schools and pursue future opportunities outside of the United States. As of June 30, 2003, cumulative post-acquisition undistributed earnings were approximately $1.3 million.

As described in Note 4 above, during the second quarter of fiscal 2003, the Company assessed the expected future results of its DeVry University Canadian operations. The assessment also included an analysis of the previously recorded Canadian net deferred tax assets, which were primarily comprised of net operating loss carryforwards and property and equipment tax basis in excess of book basis. Based upon its estimates of future cash flows and taxable income associated with the Canadian operations, the Company determined that, with respect to the realization of the deferred tax asset, a valuation allowance for 100 percent of the Canadian deferred tax assets was appropriate in the second quarter. This resulted in an additional income tax provision in the second quarter ended December 31, 2002 of approximately $6.5 million.

The Company also determined that it would deduct the full amount of the tax basis of its investment in its Canadian subsidiary in this quarter. This reflects the negative value ascribed to the investment as determined by independent valuations of the business which were undertaken as a part of the assessment. This United States income tax deduction results in a tax benefit totaling approximately $14.6 million. Such a benefit was recorded as it was determined that the difference in the US tax basis of the investment, which exceeds the book value, will reverse in the foreseeable future.

The effect of the above actions associated with the Canadian investment and operations is a net tax benefit of approximately $8.1 million, categorized as "Non-recurring Tax Benefits" in the Consolidated Statements of Income.

Also, during the second quarter ended December 31, 2002, the Company completed a study that identified certain business incentive tax credits relating primarily to employment at its DeVry University operations in Long Beach, California. These credits contributed to a reduced ongoing effective tax rate of 38.7 percent for fiscal 2003. The current effective tax rate does not include the effect of the previously described non-recurring tax benefit related to the Company's Canadian operations.

6. LONG-TERM DEBT

All of the Company's borrowings and letters of credit under its long-term debt agreements are through DeVry Inc. and Global Education International, Inc. (GEI), a subsidiary newly formed in relation to the acquisition of DMI (Note 2). This long-term debt consists of the following at June 30, 2003:

	Outstanding Debt	Effective Interest Rate at June 30, 2003
Revolving Credit Agreement (a):		
DeVry Inc. as Borrower	$115,000,000	2.7888%
GEI as Borrower	50,000,000	2.5275%
Total	$165,000,000	2.7096%
Senior Notes (b):		
DeVry Inc. as Borrower	$ 75,000,000	2.5400%
GEI as Borrower	50,000,000	2.5400%
Total	$125,000,000	2.5400%
Total Long-Term Debt	$290,000,000	2.6365%

(a) The revolving credit facility became effective on May 16, 2003 and replaced another revolving credit agreement in effect at that time. Borrowings and letters of credit under this agreement cannot exceed $175,000,000 in total. DeVry Inc. aggregate commitments cannot exceed $125,000,000 and GEI aggregate commitments cannot exceed $50,000,000. All borrowings and letters of credit under the revolving credit agreement mature on July 1, 2006. At June 30, 2004, the aggregate borrowings under this agreement will not be allowed to exceed $150,000,000. Subsequent to June 30, 2004, there are no other required payments. As a result of the agreement extending beyond one year, all borrowings not exceeding the June 30, 2004 limitation are classified as long-term. DeVry Inc. letters of credit outstanding under this agreement were $3,520,000 as of June 30, 2003. As of June 30, 2003, outstanding borrowings under this agreement bear interest, payable quarterly or upon expiration of the interest rate period, at either the prime rate or a Eurodollar LIBOR rate plus 1.50%, at the option of the Company. Outstanding letters of credit under the revolving credit agreement are charged an annual fee equal to 1.50% of the undrawn face amount of the letter of credit, payable quarterly. The agreement also requires payment of a commitment fee equal to .30% of the undrawn portion of the credit facility. The interest rate, letter of credit fees and commitment fees are adjustable quarterly, based upon the Company's achievement of certain financial ratios.

Subsequent to June 30, 2003, the Company repaid $20,000,000 of the borrowings under the revolving credit facility.

There were no outstanding borrowings under the former revolving loan agreement at June 30, 2002. Letters of credit outstanding under this former agreement were $2,501,000 as of June 30, 2002.

(b) The Senior Note agreement was entered into on May 16, 2003. All borrowings under this agreement are due on April 30, 2010 and there are no required installment payments. A prepayment penalty exits during the first two years of this note agreement. As of June 30, 2003, outstanding borrowings under this agreement bear interest, payable quarterly, at the 90 day LIBOR Eurodollar rate plus 1.25%

Both the revolving credit agreement and the Senior Notes contain certain covenants that, among other things, require maintenance of certain financial ratios as defined in the agreements. These financial ratios include maintaining a minimum level of consolidated net worth, a consolidated fixed charge coverage ratio, a consolidated leverage ratio and a Composite Department of Education Financial Responsibility ratio. Failure to maintain any of these ratios or to violate other covenants contained in the agreement will constitute an event of default and could result in termination of the agreements and require payment of all outstanding borrowings.

The stock of certain of the subsidiaries of the Company is pledged as collateral for the borrowings under the revolving credit facility and the Senior Notes.

In connection with entering into the two new borrowing agreements in May 2003, the Company incurred $3,986,000 of financing costs that were deferred. These costs are being amortized over the initial three year life of the revolving credit facility and the seven year life of the Senior Notes based on the ratio of the respective borrowings to the total borrowings. Amortization of the deferred costs, which is included in interest expense for the year ended June 30, 2003, was $125,000.

Subsequent to the end of fiscal 2003, the Company intends to purchase interest rate cap agreements to protect up to $100 million of its borrowings against sharp increases in short term interest rates.

7. EMPLOYEE BENEFIT PLANS

PROFIT SHARING RETIREMENT PLAN All employees who meet certain eligibility requirements can participate in the Company's 401(k) Profit Sharing Retirement Plan. The Company contributes to the plan an amount up to 2.0% of the total eligible compensation of employees who make contributions under the plan. Matching contributions under the plan were approximately $2,502,000, $2,293,000 and $2,083,000 in 2003, 2002 and 2001, respectively. In addition, the Company's board of directors may also make discretionary contributions for the benefit of all eligible employees. Provisions for discretionary contributions under the plan were approximately $4,747,000, $4,484,000 and $4,363,000 in 2003, 2002 and 2001, respectively. Employees of DMI and Ross University participate in a separate plan and receive a company contribution of 5% of total eligible compensation.

EMPLOYEE STOCK PURCHASE PLAN Under provisions of the DeVry Employee Stock Purchase Plan, any eligible employee may authorize the Company to withhold up to $25,000 of annual earnings to purchase common stock of the Company on the open market at 100% of the prevailing market price. The Company pays all brokerage commissions and administrative fees associated with the plan. These expenses were insignificant for the years ended June 30, 2003, 2002 and 2001.

POST-EMPLOYMENT BENEFITS During the quarter ended December 31, 2002, the Company completed new employment agreements with its co-Chief Executive Officers. These agreements provide certain post-employment benefits that require accrual over the expected future service period. For the year ended June 30, 2003 the Company recorded an expense accrual of approximately $2.5 million related to these agreements. This accrual is based on recording, over the period of active service, the amount that will represent the present value of the obligation through the date the executive attains full eligibility for the benefits, discounted using a 5.25% rate and using the sinking fund accrual method.

8. SHAREHOLDERS' EQUITY

STOCK OPTION PLANS The Company maintains four stock-based award plans: the Amended and Restated Stock Incentive Plan, established in 1988, the 1991 Stock Incentive Plan, the 1994 Stock Incentive Plan and the 1999 Stock Incentive Plan. Under these plans, directors, key executives and managerial employees are eligible to receive incentive stock or non-qualified options to purchase shares of the Company's common stock. The Amended and Restated Stock Incentive Plan, the 1994 Stock Incentive Plan and the 1999 Stock Incentive Plan are administered by a Plan Committee of the board of directors. Plan Committee members are granted automatic, nondiscretionary annual options. The 1991 Stock Incentive Plan is administered by the board of directors. Options under all four plans are granted for terms of up to 10 years and vest over periods of one to five years. The option price under the plans is the fair market value of the shares on the date of the grant.

At June 30, 2003, 3,395,947 authorized but unissued shares of common stock were reserved for issuance under the Company's stock option plans.

A summary of activity under the stock option plans is as follows:

		Options Outstanding	
	Shares Available for Grant	Number Outstanding	Weighted Average Exercise Price
Balance at June 30, 2000	1,885,890	1,938,066	$13.38
Options Granted	(318,350)	318,350	$32.45
Options Exercised	–	(118,819)	$ 9.69
Options Canceled	38,309	(38,309)	$20.63
Unissued and Expired	(8,990)	–	–
Balance at June 30, 2001	1,596,859	2,099,288	$16.35
Options Granted	(390,300)	390,300	$34.55
Options Exercised	–	(149,225)	$ 8.15
Options Canceled	37,022	(37,022)	$24.09
Unissued and Expired	(6,590)	–	–
Balance at June 30, 2002	1,236,991	2,303,341	$19.84
Options Granted	(464,650)	464,650	$17.15
Options Exercised	–	(136,305)	$ 5.20
Options Canceled	110,267	(110,267)	$27.57
Unissued and Expired	(8,080)	–	–
Balance at June 30, 2003	874,528	2,521,419	$19.80

A summary of outstanding and exercisable stock options as of June 30, 2003, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 3.24- 6.28	347,284	1.56	$ 4.19	347,284	$ 4.19
$ 11.19-18.00	916,136	6.42	$15.10	459,136	$13.08
$ 19.81-22.69	619,459	5.41	$21.32	454,789	$21.33
$ 24.00-31.75	267,820	7.20	$31.12	111,640	$30.98
$ 33.88-38.81	370,720	8.08	$35.31	93,970	$35.66
$ 3.24-38.81	2,521,419	5.83	$19.80	1,466,819	$16.34

9. COMMITMENTS AND CONTINGENCIES

DeVry University and Becker lease certain equipment and facilities under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements to pay taxes, insurance and maintenance costs. Future minimum rental commitments for all non-cancelable operating leases having a remaining term in excess of one year at June 30, 2003, are as follows:

Year Ended June 30,	Amount
2004	$ 35,600,000
2005	32,600,000
2006	30,800,000
2007	29,000,000
2008	28,200,000
Thereafter	147,900,000

The Company recognizes rent expense on a straight line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term.

Rent expenses for the years ended June 30, 2003, 2002 and 2001, were $41,142,000, $34,660,000 and $31,940,000, respectively.

The Company is subject to occasional lawsuits, regulatory reviews associated with financial assistance programs and claims arising in the normal conduct of its business. The Company has accrued amounts it believes are appropriate to vigorously pursue its defense in these matters. At this time, the Company does not believe that the outcome of current claims, regulatory reviews and lawsuits will have a material effect on its results of operations or financial position.

In March 2002, the Company received notice of a class-action complaint filed under the Fair Labor Standards Act by several former field sales representatives seeking overtime compensation for services rendered during their period of employment. In March 2003, the Company participated in a required mediation session but no resolution was reached.

In January 2002, the Company received notice of an antitrust complaint concerning the alleged monopoly by operations of its Becker CPA Review Corp. subsidiary in California. This complaint was filed in federal district court by the trustee in bankruptcy of a failed CPA review provider seeking a substantial amount of damages. On April 15, 2002, this complaint was voluntarily dismissed by the plaintiff without prejudice. The complaint was amended and has subsequently been re-filed.

In January 2002, a graduate of one of DeVry University's Los Angeles-area campuses filed a class-action complaint on behalf of all students enrolled in the post-baccalaureate degree program in Information Technology. The suit alleges that the program offered by DeVry did not conform to the program as it was presented in the advertising and other marketing materials. In March 2003, the complaint was dismissed by the court with limited right to amend and re-file. The complaint was subsequently amended and re-filed.

In November 2000, three 1999 graduates of one of DeVry University's Chicago-area campuses filed a class-action complaint that alleges DeVry graduates do not have appropriate skills for employability in the computer information systems field. The complaint was subsequently dismissed by the court, but was amended and re-filed, this time including a current student from a second Chicago-area campus.

The Company has recorded approximately $1 million associated with estimated loss contingencies at June 30, 2003. While the ultimate outcome of these contingencies is difficult to estimate at this time, the Company does intend to vigorously defend itself with respect to these claims.

In conjunction with the required annual review procedures related to its administration of financial aid programs under the Ontario Student Aid Program, the Toronto-area DeVry campuses had engaged in discussions with the Ontario Ministry of Education relating to certain additional information requirements. These additional information requirements could serve as the basis for a Ministry claim for the return of some amounts of financial aid disbursed to students attending these campuses. Although there are no current discussions underway with the Ministry, based upon its previous discussions, the Company believes that there will be no significant monetary liability.

Ross University is required to pay various fees in consideration of operating in the Caribbean countries of Dominica and St. Kitts/Nevis.

10. SEGMENT INFORMATION

The Company's principal business is providing post-secondary education. The services of our operations are described in more detail in "Note 1-Summary of Significant Accounting Policies" under "Nature of Operations." The Company presents three reportable segments: the DeVry University undergraduate and graduate operations (DeVry University), the professional examination review and training operations including Becker Professional Review and Center for Corporate Education (Professional and Training) and the Ross University medical and veterinary school operations (Ross University).

These segments are based on the method by which management evaluates performance and allocates resources. Such decisions are based, in part, upon each segment's operating income, which is defined as income before interest expense, amortization and income taxes. Intersegment sales are accounted for at amounts comparable to sales to nonaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are the same as those described in "Note 1- Summary of Significant Accounting Policies".

The segments as described above have changed from those previously reported. As described in "Note 2-Business Combinations," the Company acquired Ross University on May 16, 2003. Accordingly, the reportable segments of the Company for fiscal 2003 have been increased to three to reflect this acquisition.

The consistent measure of segment profit excludes interest expense, amortization and certain corporate related depreciation. As such, these items are reconciling items in arriving at income before income taxes. The consistent measure of segment assets excludes deferred income tax assets and certain depreciable corporate assets. Additions to long-lived assets have been measured in this same manner. Reconciling items are included as corporate assets.

Following is a tabulation of business segment information based on the current segmentation for each of the years ended June 30, 2003, 2002 and 2001. Corporate information is included where it is needed to reconcile segment data to the consolidated financial statements.

For the Year Ended June 30,	2003	2002	2001
REVENUES:			
DeVry University	$626,747,000	$610,495,000	$535,841,000
Professional and Training	43,401,000	37,639,000	32,336,000
Ross University	9,431,000	–	–
Total Consolidated Revenues	$679,579,000	$648,134,000	$568,177,000
OPERATING INCOME:			
DeVry University	$ 73,774,000	$102,503,000	$ 93,865,000
Professional and Training	13,801,000	10,507,000	6,957,000
Ross University	3,552,000	–	–
Reconciling Items:			
Amortization Expense	(2,574,000)	(811,000)	(3,904,000)
Interest Expense	(1,280,000)	(807,000)	(400,000)
Depreciation and Other	(816,000)	(763,000)	(603,000)
Total Consolidated Income Before Income Taxes	$ 86,457,000	$110,629,000	$ 95,915,000
SEGMENT ASSETS:			
DeVry University	$394,575,000	$385,582,000	$307,172,000
Professional and Training	65,914,000	62,496,000	61,558,000
Ross University	373,273,000	–	–
Corporate	22,882,000	19,550,000	22,945,000
Total Consolidated Assets	$856,644,000	$467,628,000	$391,675,000
ADDITIONS TO LONG-LIVED ASSETS:			
DeVry University	$ 42,678,000	$ 85,268,000	$ 76,540,000
Professional and Training	172,000	605,000	8,965,000
Ross University	331,656,000	–	–
Total Consolidated Additions to Long-lived Assets	$374,506,000	$ 85,873,000	$ 85,505,000
RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS:			
Capital Expenditures	$ 43,762,000	$ 85,873,000	$ 76,933,000
Capital Assets Acquired (Note 2)	21,986,000	–	–
Purchase of Goodwill and Intangible Assets (Note 2)	308,758,000	–	8,572,000
Total Increase in Consolidated Long-lived Assets	$374,506,000	$ 85,873,000	$ 85,505,000

10. SEGMENT INFORMATION (CONTINUED)

For the Year Ended June 30,	2003	2002	2001
DEPRECIATION EXPENSE:			
DeVry University	$ 36,364,000	$ 31,421,000	$ 27,018,000
Professional and Training	384,000	531,000	472,000
Ross University	229,000	–	–
Corporate	781,000	773,000	642,000
Total Consolidated Depreciation	$ 37,758,000	$ 32,725,000	$ 28,132,000
AMORTIZATION EXPENSE:			
DeVry University	$ 31,000	$ 31,000	$ 1,059,000
Professional and Training	738,000	780,000	2,845,000
Ross University	1,805,000	–	–
Total Consolidated Amortization	$ 2,574,000	$ 811,000	$ 3,904,000

The Company conducts its educational operations in the United States, Canada, the Caribbean countries of Dominica and St. Kitts/Nevis, Europe, the Middle East and the Pacific Rim. International revenues, which are derived principally from Canada, Dominica and St. Kitts/Nevis, were less than 5% of total revenues for the years ended June 30, 2003, 2002 and 2001. Revenues and long-lived assets by geographic area are as follows:

For the Year Ended June 30,	2003	2002	2001
REVENUES FROM UNAFFILIATED CUSTOMERS:			
Domestic Operations	$649,244,000	$623,374,000	$542,611,000
International Operations	30,335,000	24,760,000	25,566,000
Consolidated	$679,579,000	$648,134,000	$568,177,000
LONG-LIVED ASSETS:			
Domestic Operations	$362,194,000	$339,797,000	$291,753,000
International Operations	324,763,000	10,004,000	11,295,000
Consolidated	$686,957,000	$349,801,000	$303,048,000

No one customer accounted for more than 10% of the Company's consolidated revenues.

11. RELATED PARTIES

One of the Company's Directors is also an investor in and a director of a consulting firm engaged by the Company to assist with system development projects, including the new student information system. Fees paid to this consulting firm during fiscal 2003 and 2002 were approximately $4.1 million and $3.5 million, respectively.

The chairman of the board and another director of a consulting firm that specializes in solutions for higher education institutions are Directors of the Company. The Company's Chairman of the Board is an investor in this consulting firm. The Company did not utilize any services from this consulting firm during fiscal 2003.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly data for the years ended June 30, 2003 and 2002, are as follows. Effective May 16, 2003 the Company acquired all of the outstanding shares of capital stock of Dominica Management, Inc. (DMI) ("Note 2-Business Combinations"). The results of DMI's operations are included in the consolidated financial statements of the Company for the period May 16, 2003 through June 30, 2003.

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

2003	Quarter				
	First	Second	Third	Fourth	Total Year
Revenues	$163,269	$172,548	$169,367	$174,395	$679,579
Income Before Interest and Taxes	18,641	23,797	24,341	20,958	87,737
Net Income	11,156	22,951	14,892	12,149	61,148
Earnings per Common Share					
Basic	0.16	0.33	0.21	0.17	0.87
Diluted	0.16	0.33	0.21	0.17	0.87

2002	Quarter				
	First	Second	Third	Fourth	Total Year
Revenues	$154,632	$166,675	$164,814	$162,013	$648,134
Income Before Interest and Taxes	23,389	30,686	30,451	26,910	111,436
Net Income	14,078	18,419	18,367	16,191	67,055
Earnings per Common Share					
Basic	0.20	0.26	0.26	0.23	0.96
Diluted	0.20	0.26	0.26	0.23	0.95

13. SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Company entered into several interest rate cap agreements to protect approximately one third of its current borrowings from sharp increases in short-term interest rates upon which its borrowings are based. These interest rate cap agreements protect the portion of the Company's debt which is covered by these agreements from increases in short-term interest rates above 3.5%. The Company intends to periodically evaluate the need for interest rate protection in light of projected changes in interest rates and borrowing levels.

In August 2003, the Company announced that its subsidiary, DeVry Canada LLC, had signed a letter of intent with RCC College of Technology ("RCC") that will enable DeVry to phase out its operations at its Toronto campus commencing with the term that begins in November 2003. Subject to the Company entering into a definitive agreement and approval by the Ontario Provincial Ministry, DeVry University's Toronto campus will no longer admit new students and will contract with RCC to manage the completion of programs of study for the current student body in Toronto. The letter of intent also makes provisions for the acquisition of DeVry assets and the use of certain portions of DeVry curriculum under the RCC brand name.

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of DeVry Inc.:

We have audited the accompanying consolidated balance sheets of DeVry Inc. (the "Company") and its subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeVry Inc. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
August 15, 2003, except for Note 13, as to
which the date is September 3, 2003

FIVE-YEAR SUMMARY – OPERATING, FINANCIAL AND OTHER DATA

(DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

YEAR ENDED JUNE 30,	2003	2002	2001	2000	1999
OPERATING:					
Revenues	$679,579	$648,134	$568,177	$490,589	$406,321
Depreciation	37,758	32,725	28,132	21,545	16,109
Amortization of Intangible Assets	2,574	811	3,904	3,706	1,675
Earnings Before Interest and Taxes (EBIT)	87,737	111,436	96,315	79,483	63,410
EBIT as a Percent of Revenues	12.9%	17.2%	17.0%	16.2%	15.6%
Interest Expense	1,280	807	400	1,409	300
Net Income	61,148	67,055	57,776	47,781	38,830
Change from Prior Year in Net Income	-8.8%	16.1%	20.9%	23.1%	26.4%
Diluted Earnings per Common Share (EPS)	0.87	0.95	0.82	0.68	0.55
Shares Used in Calculating Diluted EPS (IN THOUSANDS)	70,336	70,594	70,662	70,390	70,454
FINANCIAL POSITION:					
Cash and Cash Equivalents	108,699	59,685	29,213	25,851	31,848
Total Assets	856,644	467,628	391,675	327,079	260,691
Total Funded Debt	290,000	–	–	–	–
Total Shareholders' Equity	415,667	353,546	284,671	225,139	175,305
OTHER SELECTED DATA:					
Cash Provided by Operating Activities	98,251	115,323	87,599	72,742	54,567
Capital Expenditures	43,762	85,873	76,933	40,797	44,819
DeVry University Fall Term Student Enrollment	56,080	57,521	54,482	49,351	43,458
Shares Outstanding at Year-end (IN THOUSANDS)	70,022	69,899	69,755	69,642	69,414
Closing Price of Common Stock at Year-end	23.29	22.84	36.12	26.44	22.38
Price Earnings Ratio on Common Stock ❶	27	24	44	39	41

❶ Computed on trailing four quarters of earnings per common share

DeVry Inc.
One Tower Lane
Oakbrook Terrace, Illinois 60181
630-571-7700
www.devry.com

Transfer Agent and Registrar
Computershare Investor
Services, L.L.C.
2 North LaSalle Street
Chicago, Illinois 60602

Common Stock
DeVry Inc.'s stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol DV.

Trademarks
DeVry Inc. owns and uses numerous trademarks and service marks, including DeVry Institute of Technology and variants thereof

Independent Auditors
PricewaterhouseCoopers LLP
200 East Randolph Drive
Chicago, Illinois 60601

Annual Meeting
Tuesday, November 18, 2003
10:30 a.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60675

Investor Relations
Additional copies of the company's annual report, copies of the annual report to the Securities and Exchange Commission on Form 10-K and other investor relations materials may be obtained by visiting the company's website at www.devry.com or upon written request to:
Joan Bates
Director of Investor Relations
DeVry Inc.
One Tower Lane
Oakbrook Terrace, Illinois 60181

DeVry